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04012506

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Taiyo Life

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34738 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/4/04

File No. 82-34738

T&D

T&D Life Group

AR/S
3-31-03

ANNUAL REPORT 2003

Year Ended March 31, 2003

TAIYO-LIFE

PROFILE

On April 1, 2003, Taiyo Life Insurance Company became the second demutualized life insurance company to be listed on the First Section of the [illegible] Stock Exchange, beginning a new chapter in its [illegible] history.

Today, amid [illegible] changes in the life insurance industry in Japan, [illegible] sound, as verified by [illegible] and the United States. [illegible] maintains one of top [illegible] among the top 10 Japanese life insurers.

[illegible] Company ensures a management [illegible] and flexibly to rapid social and economic changes. [illegible] is implementing [illegible] many aspects of its operations. In January 1999, [illegible] business foundation, [illegible] alliance with Daido Life Insurance Company. [illegible] the companies form T&D Life Group, a leader [illegible] insurance for the retail household [illegible] and small and medium-sized enterprises. [illegible] Insurance Group, Taiyo Life [illegible] operations with those of Daido Life based on a holding company [illegible]

Taiyo Life is [illegible] services to remain the company of choice for [illegible] customers, including providing highly specific services to maintain customer confidence and supplying [illegible] expanded lineup of protection-oriented products [illegible] diversified customer needs.

TAIYO-LIFE

The cover depicts Taiyo, which means "the sun" in Japanese. Our Taiyo Life logo captures the moment of the bright sunrise, with the color red representing the sun's energy and the passion of our employees. The three lines across the sun signify our mottos, "Challenge" and "Create," and our corporate character, "Integrity."

FINANCIAL HIGHLIGHTS

Corporation and Consolidated Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	(billions of yen)			(millions of U.S. dollars)
	2001	2002	2003	2003
Total ordinary revenue	¥ 1,398.4	¥ 1,603.5	¥ 1,401.8	$ 11,662
Income from insurance premiums	1,097.3	1,019.0	887.9	7,387
Investment income	266.0	244.2	229.0	1,905
Total ordinary expenses	1,376.4	1,585.4	1380.7	11,487
Total insurance claims and other payments	1,136.9	1,368.3	1138.3	9,470
Provision for policy and other reserves	22.4	4.6	0.5	4
Investment expenses	95.4	81.0	93.6	778
Operating expenses	82.1	84.8	84.7	705
Ordinary profit	21.8	18.0	21.0	175
Income before income taxes	13.5	10.3	5.6	46
Net income	5.5	11.6	1.5	13
Total assets	7,376.0	6,855.3	6,549.6	54,489
Individual life insurance and annuity in force (non-conosolidated)	15,172.5	15,232.9	15,268.6	127,026
Group insuance in force (non-conosolidated)	10,378.3	11,022.7	10,979.9	91,347
Group annuity insurance policies in force (non-conosolidated)	788.7	813.2	801.5	6,668
New plicies for individuals (non-conosolidated)	1,931.7	2,188.1	2,175.4	18,098
Solvency margin ratio (non-conosolidated)	806.8%	767.0%	681.5%	

Note:
U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120.20=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003.

■ Individual Life Insurance and Annuity in Force (non-consolidated)


20,000
15,000
10,000
5,000
0
(¥ billion)
00
01
02
03

■ Total Assets


8,000
6,000
4,000
2,000
0
(¥ billion)
00
01
02
03

■ Income from Insurance Premium


1,500
1,000
500
0
(¥ billion)
00
01
02
03

■ New Policies for Individuals (non-consolidated)


2,500
2,000
1,500
1,000
500
0
(¥ billion)
00
01
02
03

PRESIDENT'S MESSAGE



On April 1, 2003, Taiyo Life Insurance Company has successfully listed its shares on the first section of the Tokyo Stock Exchange in an initial public offering that capped off the company's demutualization. I am extremely pleased to announce the good news to you in this day of prolonged deflationary environment in Japan, where economic rebound still seems to elude us, despite a few bright spots such as the increase in exports to Asia. The operating environment for the life insurance industry has likewise been extremely challenging – the stock market continues to plumb new depths, interest rates remain ultralow, and the slump in consumer spending drags on, all of which have been reflected in a continuing decline in the total amount of insurance in force for the overall insurance industry.

I believe this change in our corporate structure, made despite such a challenging environment, allows us to make decisions faster, with greater flexibility, and thereby puts us in a better position to make it through this time of tough competition and even take advantage of business opportunities arising from the ongoing deregulation and other changes in our market. We will never be complacent with our organizational change and new stock listing – we are keenly intent on showing investors and the market just how well we continue to do.

At Taiyo Life, our overarching mission is to become lifetime partners of our customers, by providing the very best products and services available in the retail household market. To constantly increase the value of our company, we have endeavored to build a solid



foundation. Starting in fiscal 2003, our first year as a joint-stock corporation, we intend to boldly do our best to achieve the revenue targets we have established. We pledge wholeheartedly to become a company highly regarded by investors and the market, by offering products and services that are well designed for the changing circumstances of the times and customers' needs, and to keep our customers highly satisfied.

For investors and our shareholders, we have four objectives we aim to achieve: First, we seek to shift our product portfolio toward more profitable policies, by leveraging our competitive strengths in our core market segment, households. We have long been one of the premier life insurance companies able to sell directly to households at low cost. We are attuned to the needs of our main customers, who are middle-aged and elderly individuals, especially women, and our database of approximately 3.4 million customers enables us to market mid-sized death protection, medical insurance, and nursing care insurance policies effectively. Since April, we have been encouraging our customers with savings-oriented policies to convert to protection-oriented policies that we believe will better meet their needs. In these ways, we expect to further reduce our negative spread burden, shift our product mix toward more profitable policies, and pave the way for long-term earnings growth.

Second, we are determined to bolster our information disclosure and investor relations efforts. We aim to provide, in a timely manner, not just the overall concepts and specifics of the T&D Life Group's various business strategies, but also their results, as well as the changes in our product strategy and earnings structure. Specifically, we intend to provide timely disclosures of the results of our insurance business, financial information, and embedded value. We also plan on improving the effectiveness of our IR efforts by expanding our information and disclosure methods, using informational publications, web sites, and meetings with investors.

Third, we seek to fully expand our alliance with Daido Life and increase the value of the T&D Life Group. We have already begun laying the groundwork to transform the T&D Life Group into a joint holding company and to list its shares shortly after April 2004. T&D Life Group will then establish itself as one of the majors, and aggressively seek out new business opportunities, in much the same way that we and Daido Life took over the former Tokyo Life Insurance Company and reorganized it as T&D Financial Life Insurance Company.

Fourth, we intend to enhance our compliance operations to maintain the confidence of our customers and investors. As a company intimately involved in the life and health situations of our customers, we are keenly aware of our utmost responsibility to always know and comply with the various laws and provisions governing our businesses. We have established a solid compliance framework, including a code of ethics and conduct, compliance provisions, and compliance personnel. Now that we are a public company, our responsibilities to society have multiplied. While recognizing the implications of our business for customers, investors, and society at large, we intend to further strengthen our compliance framework and make all of our employees more aware of compliance issues.

In the many years through fiscal 2002, we had established an excellent reputation as a financially healthy and stable mutual company, as evidenced by our strong ability to pay claims. We intend to build on this base by strengthening our ability to generate earnings and compete even more effectively, by providing policyholders with the best products and services, by enhancing the transparency of our operations, and thereby becoming more highly valued by shareholders and the market.

On behalf of the entire company, I look forward to your continued support and encouragement as we do the very best we can to meet – and perhaps even exceed – everyone's expectations.

Masahiro Yoshiike
PRESIDENT



Q&A

Taiyo Life became a publicly traded company in April 2003, the second life insurer to do so after Daido Life. We plan to form a joint holding company with Daido in April 2004, with the aim of leveraging our financial strength and solid earnings base in the retail household market to generate as much synergy and earnings growth as possible.

Q
What effect do you think the prolonged downturn in Japan's economy is having on the life insurance market?



The continuing economic slump and deflation have created a very difficult environment for life insurers, as evidenced by the failure of seven domestic life insurers over the past five years. On top of this, trends in our market have been significantly affected by an aging population, the increasingly information-based society, and the structural changes in the financial system stemming from deregulation and globalization.

Japan's life insurance industry is currently in great flux, as new companies enter the market and existing ones leave or merge. A number of foreign companies have moved into the market by buying up Japanese life insurers that have failed or setting up new life insurance units, as some non-life insurers and non-financial companies have done. We have also seen the merger of two major life insurers, Meiji Life Insurance and Yasuda Mutual Life Insurance. Precisely because of this challenging environment, we believe effective management will be the key to survival.

We see the joint holding company we are in the process of establishing with Daido as a major initiative to improve our ability to respond quickly, and with greater flexibility, to new market demands and take advantage of emerging opportunities to further expand our business even in this time of dramatic change.

Q
What do you think of the growth potential and competition in the life insurance market?



Competition is heating up industrywide in terms of new product development and prices, and it affects all companies whether foreign or Japanese. As a result, some life insurers will probably suffer deteriorating earnings. The market for death-protection policies for men, particularly working men, is close to saturated, and is likely to gradually shrink because companies are hiring fewer new graduates. However, we think our product development approach, rooted in the retail household market, is well suited to the times. With the baby-boomer generation approaching the mandatory retirement age and the market for goods and services for the elderly expanding, we believe growth in insurance for the retail household market will be strong over the longer term.



To be sure, one of the major trends in the household market has been a reevaluation of high-benefit death-protection policies. Instead, more likely to expand is the market for living protection, medical care, and nursing care policies for the elderly. Those 60 years of age and older account for about 60-70% of the financial assets in the household sector, making the asset-management business for this segment of the population the most important. Given what has happened in the United States, the variable annuity market is also likely to expand. We intend to focus on these two promising growth areas with strategies for increasing earnings.

A critical factor in competing with other companies is overall attractiveness to customers, in terms of products, prices, and sales and service. Competing on price alone is not very meaningful in Japan. What is important is that we are able to compete and increase profitability with our ability to develop attractive products that meet the needs of customers and with our streamlined, low-cost operations.

Strategy and Growth Potential

Q. Has the shift from savings-oriented products to higher-margin protection-oriented products been steady? What exactly is the conversion strategy that you started in April?

Protection-oriented policies have completely caught on, accounting for 93% of all new policies sold (as of the end of March 2003). Many savings-oriented policies, which used to be our main products, are reaching maturity because of their relatively short maturities of five to seven years. Hence, protection-oriented policies should also account for a steadily higher proportion of policies in terms of sum insured.

In April, we also started offering policyholders the option of converting saving-oriented policies into protection-oriented policies before they mature. We are looking for about 50,000 conversions in the first fiscal year, although this figure amounts to not even 1% of the total number of policies in force. But, with the aging population, we see plenty of demand for protection-oriented policies. The shift to these policies should pick up as the conversion option becomes more widely accepted.

New business
Shift to protection-oriented products



(¥ billion)
Savings-oriented products
Protection-oriented products
1,847.6
1,931.7
2,175.4
54%
60%
86%
93%
1999
2000
2001
FY2002
*Individual life and annuities

Q. You sell mainly direct to the retail household market, through your sales force. Do you think you will be able to maintain a competitive edge in this respect?

Our competitive strength lies in our business model, of selling direct to households, door to door and at the lowest cost. Just haphazardly knocking on doors without appointments would not increase the returns on our sales efforts in the household market, because security has recently become an issue. Instead, using a proprietary database of approximately 3.4 million elderly individuals, especially women, that we have built up over the years, we are able to provide products that best meet the needs of our customers.

We target mainly middle-aged and elderly individuals, especially women, and are able to generate profits on sales of policies that have the right amount of coverage for their needs. We think that most of our major competitors, which sell mainly high-benefit death-protection policies, will have difficulty emulating our business model in terms of cost efficiency. Of course, some have tried, but none have been a threat to us. They may try to approach the household market in certain areas, but most of our competitors focus on sales at the workplace. We believe there are basically no other life insurers like Taiyo, focusing on the retail household market in major metropolitan areas and core regional cities with population of 200,000 or more.

Strong position in the retail household market, where the company has a strong competitive advantage.

	Taiyo Life (8th in the industry*)	Other Majors
Market	Household market(since the 1950s)	Corporate market
Target	Middle-aged and elderly individuals, particularly women	Company employees(primarily men)
Sales Method	Door-to-door sales	Office visits
Product	Mid-size death protection, endowment insurance with medical and nursing care protection	Large scale whole life insurance with term protection
Sales Area	Metropolitan areas and major regional cities	Nationwide

Taiyo's strengths

- An extensive client database and a largely female sales force matching the profile of our core customer base
- Easy-to-enter products that are moderately priced and do not require doctor's examination
- Operational efficiency achieved by limiting focus to metropolitan areas and major regional cities

▶▶▶ **Competitive Advantage**

*Ranking by total asset size as of Mar. 2003

T&D Life Group

Q: You plan to set up a joint holding company with Daido Life in April 2004. Could you outline the integration plans?



Daido Life demutualized and became a publicly traded, shareholder-owned company in April 2002, and then we did likewise in April 2003. We are now working to establish a joint holding company, T&D Life Group, and be publicly traded as such, in April 2004.

Both companies are jointly putting their resources into those areas they can work on together before the joint holding company is formally established, and striving to increase the benefits of the alliance so as to maximize the value of the group as early as possible. In asset management, for instance, we have already integrated

A holding company is scheduled to be established in April 2004 subject to relevant conditions


Proposed Future Group Structure
T&D life Group Holding Company
Corporate affiliations
P&C business
Nursing care business
Financial One
GROUP SUPPORT FUNCTIONS
ASSET MANAGEMENT
T&D Career Staff
T&D Confirm
T&D Business Service
T&D Information Systems
T&D Financial Life Insurance Co.
T&D Asset Management
T&D Lease
T&D Credit Guarantee
New businesses



our investment advisory businesses and launched it as T&D Taiyo-Daido Asset Management, which then merged with Daido Life Investment Trust in July 2002 to become T&D Asset Management.

In June 2001, together with Daido Life, we offered to sponsor the bankrupted Tokyo Life and have it be part of our Group. Thus, in October 2001, the former Tokyo Life began a new life as T&D Financial Life Insurance Company, which we expect to play an important role in the Group's asset-management business, focusing on individuals variable annuities.



Q

Could you be more specific about the synergies from the integration?



We became the first in Japan's life insurance industry to integrate the systems divisions of two companies, and started the T&D Information System. Other integration efforts include the start of T&D Confirm by integrating the two confirming operations. As such, we are working to streamline our operations wherever possible by integrating existing common fields.

In the insurance business, we have basically strived to refine our business models so as to make the most of the strengths of our different products, markets, and sales strategies. Synergies from our operations will come from jointly launched businesses in new market segments, products, and distribution channels, as evidenced by our acquisition of the former Tokyo Life. Now known as T&D Financial Life, the unit has achieved substantial results selling variable annuity products through its existing sales channels as well as a new arrangement for the life insurance business, namely partnerships with securities companies, which began in November 2001. We have similarly built up a solid record of results in selling policies at banks, starting in October 2002.

For the future, we are considering cross-selling arrangements, whereby we sell our products to the families and employees of Daido's core customers, owners of small and medium-sized companies, and Daido sells its products to the sole proprietors among our customers. In this way we expect to steadily increase the benefits of our alliance over the long term.

T&D Financial Life (former Tokyo Life), acquired jointly by Taiyo and Daido, is focusing on new businesses such as variable annuities via new channels


TAIYO-LIFE
Efficient use of resources within the T&D Life Group
50:50 stake
DAIDO
T&D FINANCIAL LIFE
Existing sales channels
Newly developed channels
In-house sales representatives and agents
Securities companies and banks
Mail order and Internet
Existing products
Variable annuities (over-the-counter sales)
Medical insurance
Retail household market
Existing market
New market (Customers of securities companies and banks)
Small and Medium-sized enterprises market

Q What is your risk assessment of and response to the significant exposure your company has to the financial sector, particularly banks?

Domestic stocks as a proportion of general account assets


Total general account assets 6,750.6
Total general account assets 6,474.9
Proportion of domestic stocks 6.5%
Proportion of domestic stocks 6.0%
(¥ billion)
Mar. 2002
Mar. 2003

Exposure to the bank sector


Exposure to the bank sector as a % of general account 9.1%
Exposure to the bank sector as a % of general account 7.6%
Common stocks 145.3
Common stocks 55.2
(¥ billion)
Sep. 2002
Mar. 2003

As of the end of March 2003, the market value of our bank common shares was ¥55.2 billion and preferred shares ¥90.0 billion. We also had ¥350.5 billion in subordinated loans to banks, for a total exposure to the bank sector of ¥495.7 billion, or 7.6% of our total assets. The shares of two particular megabanks account for the majority of our holdings in the sector. Both of these banks are very creditworthy and face few concerns about their financial health. Also, most of our exposure to these megabanks consists of preferred shares and subordinated loans.

Japan's bank sector is said to be suffering from weak credit ratings and a huge amount of non-performing loans, but we consider the megabanks to have a definite level of creditworthiness, considering their broad customer bases and potential earnings capabilities. Based on the record so far, we think it is very unlikely that preferred shares and subordinated loans will become totally worthless, even if the banks are nationalized. In addition, given that the megabanks have boosted their capital recently by offering new shares and have made it through the worst in their disposals of non-performing loans, we think the risks of megabanks becoming insolvent are quite low.

We also intend to continue to sell portions of our major shareholdings of financial institutions, and shrink our overall portfolio while maintaining a balance by sector and individual stocks.

Q Given that interest rates are still at very low levels, hasn't it become more difficult to improve the negative spread?

Yes, that's true. Our average guaranteed yield has been declining since a large amount of high-yield savings-oriented policies have matured, and sales of new lower-yielding policies have been strong. We expect our average guaranteed yield to gradually decline from about 3%, since individual annuities with relatively long terms account for a certain proportion of our liabilities.

More than a few life insurers are suffering from widening negative spreads because ultralow

Negative spread and average guaranteed rate of return (Individual insurance and annuities)


Negative spread (left axis)
Avg. guaranteed rate of return (right axis)
90
60
30
0
(¥ billion)
4.5
4.0
3.5
3.0
2.5
(%)
81.0
80.3
66.2
43.4
Before increasing policy reserves 3.66%
1999
2000
2001
2002(FY)

interest rates and deflation have made it difficult to generate investment returns. We have been reducing our guaranteed yield at a quicker pace than other companies have, and expect to further improve our negative spread even if the current interest-rate environment continues. It may be difficult to reduce the negative spread beyond a certain point if interest rates go even lower, but even so we think we can grow with the help of an increase in mortality gains as the amount of protection-oriented policies increases.



Q What about Taiyo Life's credit rating and solvency margin ratio? *Any concerns about non-performing loans?*









In terms of financial health, we are highly rated by Japanese and U.S. credit rating agencies as "having sufficient financial capacity to meet the obligations of its insurance policies." We also maintain an ample solvency margin ratio. Our S&P rating is A and our solvency margin ratio is 681.5%. We believe that the high rating, ample solvency margin ratio and low ratio of risk-monitored loans will further increase our customers' confidence in us.

With respect to non-performing loans, we are fundamentally in a different position than the banks are. As a life insurer, one way we manage our assets is by providing long-term funds with consideration for safety and the public consequences of the insurance business. Banks, by contrast, differ because their core business is to take deposits and provide financing. Our heavy focus on the safety of our investments means that we provide long-term funds primarily to the most creditworthy blue-chip companies. It also explains why we have not increased our financial transactions with companies as a way to sell group insurance or enter the market for selling directly to employees at companies, and why we, as an insurer not affiliated with any major conglomerates, have been able to provide financing with a primary focus on creditworthiness, and without having a particular group account for a disproportionate amount of our lending. Our amount of non-performing loans does not compare with the amount that banks have, and is one of the lowest of the top 10 life insurers.

In addition, we have a very limited amount of financing to general contractors, wholesalers and retailers, and other companies in heavily indebted sectors. Hence, we do not expect to incur any significant credit costs.

Highly sound loan portfolio


(FY02)
Covered ratio 106.2%
0.53%
Taiyo
Avg. of top 10 life insurance companies
A Bank
B Bank
C Bank
D Bank

Note: Data of other companies were based on company reports

Q How is embedded value used?



Embedded value can be regarded as "potential value," and is the sum of net asset value, based on balance sheet figures, and the value of in-force business. Under current accounting rules for life insurance companies, there is a time lag between the sale of new policies and the recognition of profits on those policies. Embedded value is an effective indicator to supplement financial statement information, since it recognizes the future profit contribution of new policies at the time they are sold.

In other words, we believe investors can use embedded value to gauge changes in the value of our policies. Our net asset value declined because of the sharp correction in the stock market recently, but is now steadily improving thanks to a decline in our negative spread stemming from the maturity of many existing policies. The value of our new policies in the past year has grown substantially as a result of increased sales of higher-margin protection-oriented policies.

We would also like to draw attention to our transformation into a company with much stronger insurance profit growth potential. We expect investors will continue to become aware of our achievements and to find our shares attractive.

Trends and in embedded value (Conceptual diagram)


Reduction in negative spread through the maturity and conversions of existing policies. Increase in the existing business value through growth in new policies
Adjusted book value
Minimization of downside risk stemming from stock market fluctuation
Present



Embedded Value (EV)

Adjusted book value declined ¥69.9 billion from a year ago, as a result of the stock market's decline. Existing business value and value of one year sales (components of EV) both increased.

	March 31, 2001	March 31, 2002	March 31, 2003
Total embedded value	¥ 308.3	¥ 225.8	¥ 182.4
Adjusted book value	345.6	209.8	139.9
Existing business value	-37.3	16.0	42.5
Value of one year sales	¥ 14.6	¥ 24.2	¥ 28.4

(¥ billion)

Notes:
1. The calculation of embedded value necessarily requires numerous assumptions with respect to the Company's future experience of investment return, surrender and lapse rates, morbidity rates, business expense ratio, and other matters, many of which are beyond the Company's control. Calculated embedded values will vary, possibly materially, as key assumptions are varied.
2. Adjusted book value = total equity (excluding net unrealized gains (losses) on securities, fund (kikin) and expected disbursements from equity outside the company) + quasi-equity liabilities (i.e. reserve for price fluctuations, contingency reserve, unallotted portion of reserve for policyholder dividends and a portion of reserve for possible loan losses) adjusted for tax impact + net unrealized gains (losses) (after tax) on (i) available-for sale securities (excluding yen denominated bonds), (ii) foreign exchanged losses on foreign subsidiaries and (iii) off-balance sheet transactions (such as interest swaps) + net unrealized gains (losses) on real estate (after tax).
3. Existing business value = present value of future after-tax profit on existing business in force - present value of the cost of capital. "Cost of capital" is the spread between the after-tax investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the target solvency margin ratio.
4. Value of one year sales = present value, at the embedded value calculation date, of the projected after-tax profits of all policies sold in the most recent fiscal year - present value of the cost of capital. The value of one year sales is included in the total embedded value. For avoidance of doubt, new policies which have been acquired or will be acquired subsequent to the embedded value calculation date are not included in the value of one year sales.
5. These embedded values do not reflect changes that may have occured in the Company's operating experience or financial market conditions subsequent to the embedded value calculation dates.

See Embedded Value (EV) in Management's Discussion and Analysis on page 35.

Q What specific policies do you have in mind for increasing shareholder value and passing on profits to shareholders?

Our top priority is to increase our earnings capability and our actual profits by selling higher-margin protection-oriented policies and continuing in our efforts to improve our cost efficiency and generate greater synergies in our alliance with Daido Life. We also intend to increase the profits to be passed on to shareholders by also increasing our sales of semi-participating policies, which feature minimal dividend distributions to policyholders.

We are currently working on a target ROE, one that will eventually be on par with that of other leading insurers worldwide, and in this way also, plan to steadily pass on our profit growth to shareholders.

Breakdown of new policies by semi-participating and participating products (Individual insurance)



1,931.7
2,188.1
2,175.4
Semi-par products 44.4%
Semi-par products 65.3%
Semi-par products 81.5%
(¥ billion)
2000(FY)
2001(FY)
2002(FY)

Q What is the relationship between shareholder dividends and policyholder dividends?

Now that we are a shareholder-owned company, we determine policyholder dividends on participating policies based on measures to protect these dividends. As a mutually owned company, we flexibly applied a rule that lowered the minimum policyholder dividends from 80% of profits to 20%, to ensure that an appropriate amount of earnings was retained. Nevertheless, even as a shareholder-owned company, we still recognize the need to offer appropriate policyholder dividends in order to earn the trust of policyholders and to better compete with other companies.

In addition to improving profits, we are considering ways to increase sales of semi-participating policies and other various measures for increasing shareholder value.

Base profit and transfer to policyholder dividend reserves



Base profit*
Transfer to policyholder dividend reserves
13.9
11.1
13.8
10.8
28.7
11.2
(¥ billion)
2000
2001
2002(FY)

*Base profit = Ordinary profit - Capital gains/losses - Other one-time gains/losses







A new product launched in April 2003

"Insurance products that can 'express' customer needs" are the key

We are continuing to take on new challenges through products that respond to customer needs

Lately there have been big changes in customers' expectations of life insurance and the roles that it plays in people's lives, because customers' needs have become diversified along with changes in lifestyle. Several years ago we began selling protection-oriented products centered on our "Kenko (Healthy)" product line. In order to provide various kinds of protection that suit customer needs, which are changing along with developments in life cycles, we launched a new product called "Taiyo Life's Hoken Kumikyoku," or "Life Insurance free Design," in April 2004, and we have already started a conversion program for existing policyholders.

This new product, "Taiyo Life's Hoken Kumikyoku," or "Life Insurance free Design," is a comprehensive protection-oriented product that offers three insurance functions at once: medical insurance, nursing care insurance, and death protection, all designed to accommodate life-cycle changes. It offers protection for the customer's entire lifetime, and can respond flexibly as the customer's needs change according to his or her stage of life. Also, by simultaneously offering a protection function and savings function, the customer's funds are used more efficiently. This insurance product makes it possible to "express" individual customer's needs just as they are.

When selling a protection-oriented product that provides coverage in the medium or long term, we must respond to customers' need to review their protection after a policy has been sold, to make sure the coverage fits their particular stage of life. Meeting existing policyholders' need to review their coverage is also important from the standpoint of improving customer service. The "conversion program" allows existing policyholders to make effective use of their cash value, so we can say it is a program that benefits customers. In today's graying society, the fact is that there is a good deal of demand for reviewing coverage so as to make the most effective use of existing policies. We feel sure the market is ripe for this kind of service.

We expect that the success of this new endeavor will further accelerate the shift toward protection-oriented products, the proportion of protection-oriented products among our outstanding policies will rise, and we will become one of the more profitable life insurance companies.

New Product, "Life Insurance free Design"



Annuity-payment-type term rider
Automatic renewal (until 60)
Specified-disease-protection term rider
Automatic renewal (until 60)
Nursing-care rider (type II)
Automatic renewal (until 60)
Can be converted to whole-life coverage
Term rider
Automatic renewal (until 60)
Can be converted to whole-life coverage
Principal policy
Whole-life medical care rider
Term rider with survival benefit
Enjoy Bonus*
Age 30 (Entry age)
Age 35
Age 40 (Renewal age)
Age 45
Age 50 (Renewal age)
Age 55
Age 60 (Expiration of premium payment period)
After the expiration of premium payment period
Four Options From Which to Choose
Principal policy
Lifetime coverage option
Lump-sum payment option
Annuity option
Nursing-care annuity option

* The Enjoy Bonus means a survival benefit.

Corporate Governance

The principles of corporate governance

In recent years, companies have been required to improve their corporate governance. Under such circumstances, the life insurance industry has become highly competitive due to certain factors, such as deregulation. It is, therefore, crucial for us to establish a management structure that can respond to dynamic changes in the market conditions.

In order to accomplish our vision, such as "We will become our customers' life-time partner by providing the best products and services in the retail household market" and "We will establish a solid business structure and continuously enhances our corporate value," we will focus on enhancing our internal control structure and improving information disclosure to ensure effective monitoring of the Company's management and establish a governance structure that meets the expectations of our customers and shareholders through enhanced transparency and objectivity of management.

Implementation status of corporate governance policies

Management decision-making, organization of executive and supervisory functions, and other aspects of the corporate governance structure

During the fiscal year ended March 31, 2002, the Company set up an Executive Committee, which is responsible for business operations, in order to separate the function of board of directors into the management/executive function of business operations and the decision-making/corporate governance function. Such separation enables the independence of the board of directors to be enhanced. In addition, as of April 1, 2003, the organization of the Company was converted from a mutual company to a joint stock corporation, whose management is constantly monitored by its shareholders through the capital markets. A director is monitored by other directors and corporate auditors. The effective supervisory function of the corporate auditors office is supported by four corporate auditors, two of whom are outside auditors, and one staff member who is exclusively assigned to the corporate auditors office.

In addition, corporate auditors work closely with the independent certified public accountants. Independent auditors regularly report the results of their audits to corporate auditors.

Under the principle of self-discipline, we have placed a high priority on the enhancement of internal control to ensure sound and appropriate operations.

In order to establish a centralized structure for compliance and risk management and to ensure its thorough implementation, the Company established several committees, such as a Compliance Committee, a Risk Management Committee, and Special Committees Concerning the Ethical Enhancement of Sales Activities. These committees strictly monitor corporate activities and operation activities such as legal issues, corporate ethics and comprehensive risk control.

Furthermore, the Company organized sub-committees under each committee in order to discuss compliance and risk management issues from a professional and practical point of view. These sub-committees include a Data Protection Committee and Accident Prevention Committee under the Compliance Committee, and an ALM (Asset Liability Management) Committee and Investment Risk Committee under the Risk Control Committee. (See the accompanying illustration of the Company's Corporate Governance and Internal Control Structure, including the points mentioned above.)

In addition to the organizational structure mentioned above, various rules and implementation plans, such as a code of conduct, code of ethics, and compliance program, are prepared to ensure high ethical standards at all employee levels as part daily operations.

In terms of information disclosure, the Company has an active program of IR activities to complement statutory disclosures.

Independence of outside directors and outside corporate auditors

The two outside corporate auditors of the Company have no conflicts of interests with the Company. We appointed an attorney as one of the outside corporate auditors defined under Article 18-1 of the Law Concerning Special Measures under the Japanese Commercial Code Concerning Audits of a Joint Stock Corporation.

Status of efforts implemented during the year ended March 31, 2003 to improve corporate governance

In order to enhance the management monitoring function, we have been considering inviting outside directors and preparing to accept competent applicants from outside such as establishing new rules in the articles of incorporation regarding the limited liability contract with outside directors.

Since the fiscal year ending March 31, 2003, we disclosed a newly adopted management measure, embedded value (EV). The disclosure of EV enables us to establish sufficient accountability and improve management transparency.

The activities of the board of directors and committees during the year ended March 31, 2003 were as follows. The regular meeting of the board of directors was held on a monthly basis, and extraordinary meetings were also held when deemed necessary. The meetings of the Compliance Committee, Risk Management Committee and the Committee Concerning the Ethical Enhancement of Sales Activities were held quarterly, and the meeting of the Executive Committee was held bimonthly with additional extraordinary meetings when deemed necessary.

In terms of the sub-committees, Accident Prevention Committee meets quarterly, the ALM Committee and Investment Risk Committee meet monthly, and the Data Protection Committee meets when deemed necessary.

Board of Directors and Auditors

President and Representative Director	Masahiro Yoshiike
Senior Managing Director and Representative Director	Kunio Ikeda
Senior Managing Director	Katsuro Oishi
Managing Director	Michio Takashima
Managing Director	Kenji Nakagome
Managing Director	Masami Asakura
Managing Director	Tamiji Matsumoto
Director	Masahiko Yoshioka
Director	Katsuhide Tanaka
Director	Hideyo Miwa
Director	Akimasa Yokokawa
Director	Kunio Midorikawa
Director	Tatsuro Kanbe
Standing Auditor	Kiyoshi Matsushige
Auditor	Shigetake Ogata
Auditor	Eiichiro Okumoto
Auditor	Nobumasa Harada

(As of July 31, 2003)

Illustration of the Company's Corporate Governance and Internal Control Structure


General Meeting of Shareholders
Auditors / Board of auditors
MONITOR
Board of Directors
MONITOR
REPORT
Representative Director (President)
Compliance Committee
Executive Management Committee
Risk Management Committee (*3)
Special Committees
(Committee Concerning the Ethical Enhancement of Sales Activities)
Compliance Officers Committee
Specialist Committees/ other committees (*1)
Other committees (*2)
Specialist Committees (*4)
MONITOR
Operations Department
(covering the head office divisions, the branch offices, and affiliates)
INTERNAL AUDITS
Business Auditing Department

(*1) Data Protection Committee, Accident Prevention Committee, Committee for the Elimination of Anti-Social Forces, Committee on Money Laundering, Compliance Officers' Committee

(*2) Continuation Rate Improvement Committee, Efficiency Promotion Committee, System Review Committee, Strategic Investment Committee

(*3) Managed risks include insurance underwriting risk, liquidity risks (cash-flow risk and market-liquidity risk), investment risks (market risk, credit risk, real-estate investment risk), administrative risk, system risk, rumor risk, affiliate risk, and legal risk

(*4) ALM (Asset Liability Management) Committee, Investment Risk Committee and Administrative/System Risk Committee

Compliance

Against a backdrop of increasing public demand for corporate compliance with laws and regulations, Taiyo Life has positioned compliance as a high-priority concern. We formulated the "Taiyo Life Ethical Overview" and a set of behavioral principles and standards called "Taiyo Life Criteria for Behavior" to serve as a basic guideline for compliance. In the Medium-term Business Plan covering fiscal 2003 and 2004, the company cited "establishing company-wide awareness of compliance" as a management goal, and we have set to work to foster a corporate climate that places priority on compliance.

With the start of enforcement of the "Law on Customer Identification by Financial Institutions" as of January 6, 2003, we have been working to further establish the practice of systematically checking customer identification of policyholders and others, and taking other steps as well to ensure that the company abides by all laws even more thoroughly than in the past.

Management system centered on a compliance committee

We have established a "Compliance Committee" to create unified systems related to compliance, and to ensure the thorough implementation of such systems. The committee is made up primarily of all executive directors, and is headed by the president of the company. It discusses and deliberates on matters related to compliance and ensures that they are thoroughly addressed. In addition we designated our promotion unification section as a "Legal Department" and assigned "Compliance Staff" in every part of the company to play a central role in the promotion of business management that follows laws and regulations. Furthermore, we have assigned "compliance officers" as independent entities charged with confirming the status of compliance with laws and regulations, and have thereby made our internal compliance systems better than ever.

Formulation and promotion of our "Compliance Program"

We created a "Compliance Program" as a specific and practical plan for achieving compliance with laws and regulations, and are promoting thorough and appropriate execution of that plan.

"Taiyo Life Compliance Manual" and compliance with laws and regulations

We have compiled a "Taiyo Life Compliance Manual" that interprets the laws and regulations that we are obliged to follow in the course of our business, and indicates specific measures for responding to problems that may arise in relation to complying with laws and regulations. We use this as a guidebook for legal and other compliance.

Illustration of Compliance Management Structure


Board of Directors
Auditing of operations
Board of Statutory Auditors
Reporting
Compliance Committee
Compliance Officers
Compliance Officers Committee
Reporting
Compliance Staff
Each section of head office/ Branch offices and sales sections

FINANCIAL SECTION

Table of Contents

4738

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

General

Taiyo Life is a life insurance company that offers products targeted at the retail household market that feature an emphasis on added protection, such as endowment insurance with medical protection, whole life insurance with term rider, term insurance with survival benefits, and whole life nursing care insurance. In addition to our leading products that we have long marketed through door-to-door sales, we have established a unique presence by focusing on niche areas, such as short-maturity savings insurance and, more recently, specialty products that combine savings and medical care coverage. Many of our products only require a written self-declaration in place of a medical examination, a convenience that helps attract customers. Having operated as a mutual life insurance company since our founding, we have demutualized and publicly listed our shares on the first section of the Tokyo Stock Exchange on April 1, 2003.

Japan's life insurance market is the second largest in the world: At $US 356.7 billion a year, its income from insurance premiums accounts for about 24.8% of the world's insurance market, as of the fiscal year ended March 2002. In Japan, about 81% of the life insurance market is accounted for by the 10 major companies, including Taiyo Life. We are the eighth-largest life insurance company in Japan in terms of total assets and the ninth largest in terms of premium income. Our financial health, however, is one of the best in the industry with many indexes such as solvency margin ratio and ordinary expense ratio ranking among the top.

Despite some current concerns about Japan's life insurance market due to the country's population growth peaking in the next few years, we see a number of very promising market segments. For example, we believe the deregulatory moves in 2001 and the rapidly aging population mean great potential demand for high-margin protection-oriented policies, such as medical and nursing care for the elderly. With only 75% of women in Japan having a life insurance policy and their total amount of coverage amounting to only 40% of the total coverage for men, we see further growth potential for marketing life insurance to women.

The life insurance products we handle target a relatively narrow customer segment of middle-aged and elderly individuals, especially housewives for whom we believe face-to-face marketing is particularly effective. About 70% of our 3.4 million policyholders are women. We believe this puts us in a very strong position to take advantage of the business opportunities arising from the significant changes in our market. Moreover, whereas other major insurance companies have focused on selling whole life insurance policies with term riders to company employees at their workplaces, we have focused on policies that combine moderate-coverage life insurance with endowment insurance with medical and nursing-care protection, backed by the industry's only low-cost sales operation. In April 2003, we started offering "Taiyo Life's Hoken Kumikyoku," or "Life Insurance free Design," a very different whole life insurance product with a term rider and medical and nursing-care protection, which allows the policyholder to change the details of their coverage as they go through different life stages, and draw on the cash value every five years as survival benefit.

Demutualization

After years of preparation since the Insurance Business Law was amended in April 1996, we demutualized and publicly listed our shares on the First Section of the Tokyo Stock

Overview of Japanese Life Insurance Industry

Japan's share of the global life insurance market by premium income (FY2001)


Others
21.8%
U.S.
30.8%
Italy
2.9%
Germany
3.9%
France
5.2%
U.K.
10.6%
Japan
24.8%

Total $1.4 trillion

Source:
"Swiss Re Sigma" No.6/2002
(Data on Japan includes Kampo and Japan Agricultural Cooperatives Insurance products)

Japanese life insurance industry market share by premium income (FY2001)


Other domestic insurers
3.1%
P&C subsidiaries
2.7%
Foreign life insurers
13.1%
Top 10 domestic life insurers
81.1%

Total $211 billion

Source:
Life Insurance Fact Book 2001
(Excludes Kampo and Japan Agricultural Cooperatives Insurance products)
* Converted at $1=¥124

Demand is growing for insurance with medical & nursing care benefits as Japan's population ages

Demographic forecasts for Japan


Year 2000
20.4%
27.8%
Age
Under 20
20-39
40-59
Above 60
Year 2020 forecast
18.7%
21.0%

Source: National Institute of Population and Social Security Research

Projected medical expenses


National Medical expenses
Medical expenses for elderly within National Medical expenses
National medical expenses as a proportion of national income
100
80
60
40
20
0
15%
10%
5%
0%
7.5%
8.5%
9.5%
10.5%
11.5%
12.5%
29
10.1
37
15
46
20
57
27
68
36
81
45
FY2000
FY2005E
FY2010E
FY2015E
FY2020E
FY2025E
National medical expenses as a proportion of national income

Source: "Challenges for medical system reform" Ministry of Health, Labor and Welfare, Home page

Exchange on April 1, 2003, becoming the second Japanese life insurance company to go public.

We believe our status as a publicly traded joint stock corporation allows us to strengthen our balance sheet and thereby further improve our financial flexibility, including our ability to raise funds. We have also been able to integrate our operations with Daido Life and prepare for mergers and acquisitions so as to be better positioned to adapt to the dramatic changes under way in the intensely competitive life insurance industry in Japan.

With the valuable feedback of our shareholders, we intend to improve all aspects of our operations.

Taiyo Life focuses on responding to the medical and nursing care needs of middle-aged and elderly individuals, particularly women

New business by subscription age (number of policies*) (FY2002)

New business by subscription gender (number of policies*) (FY2002)


14.8%
24.1%
34.2%
26.9%
Taiyo Life
71.5%
28.5%
Under 20
20-39
40-59
Above 60
Female
Male
13.8%
47.7%
Industry Total
44.9%
55.1%

Source: Taiyo Life, Life Insurance Fact Book 2002
* Total of individual life and annuities

Regulatory Environment

All insurance businesses in Japan are regulated by the Insurance Business Law. This Insurance Business Law was enforced in April 1996 to better suit Japan's situation in which deregulation and globalization were changing the face of the financial industry. The definition of the law's purpose was "to protect insurance policyholders and others, and contribute to the stability of people's lives and the healthy development of nation's economy." All business corporations engaged in the insurance business in Japan, whether life insurance or non-life insurance, are bound by this law.

Specific details related to the insurance business are regulated by the Insurance Business Law Enforcement Ordinance, which was issued by the government, the Insurance Business Law Enforcement Regulations and notices, which were issued by the Cabinet, and the Administrative Guideline released in 1998 to replace previous notifications.

Since the new insurance business law came into effect in 1996, laws and guidelines related to the insurance business have continued to evolve along with the flow of financial liberalization. While there has been deregulation, as shown below, some regulations also were tightened to ensure financial conditions, adequacy and transparency. Such regulations aim to enhance insurance companies' risk management, and improve the framework for free competition based on self-management and self-responsibility.

Enforced in	Purpose	Details
April 1996	Overall revision to reform the insurance system	Lifting the ban on life insurance companies and non-life insurance companies entering each others' business through subsidiaries.
		Introducing a system which calls for some products and insurance rates to be filed with the authorities.
		Introducing the insurance broker system.
		Deregulating and reforming the set-up system of insurance rates.
		Expanding the ranges of investment measures and business.
		Regulations on demutualization from a mutual company to an incorporated company.
		Introducing solvency margin standards.
March 1998	Lift on the ban on establishing financial holding companies	Introducing the financial (insurance) holding company system.
Dec. 1998	Revision of laws related to the reform of financial system	Introducing the payment guarantee system (establishing an insurance policyholder protection organization to replace the insurance policyholder protection fund).
		Lifting the ban on over-the-counter sales of investment trusts.
		Improving subsidiary regulations.
		Introducing early correction measures (solvency margin standards)
		Lifting the ban on insurance sales at securities firms.
June 2000	Revision of the Insurance Business Law and laws related to special measures for the rehabilitation process of financial institutions, etc.	Revising regulations related to demutualization from a mutual company to an incorporated company.
		Increasing the financial resources of the insurance policyholder protection organization.
		Improving the bankruptcy law system.
Jan. 2001	Deregulation in the Third Field of insurance	Lifting the ban on non-life insurance subsidiaries of life insurance companies and life insurance subsidiaries of non-life insurance companies entering the Third Field.
April 2001	Start of over-the-counter sales in banks	Sales of some life insurance products began at bank counters. (Credit life insurance related to housing loans)
July 2001	Deregulation in the Third Field of insurance	Lifting the ban on the parent companies of life and non-life insurance companies entering the Third Field.
March 2002	Lowering the policyholders' minimum dividend rate	Lowering the policyholders' minimum dividend rate, which is stipulated in the articles of incorporation, from 80% to 20% (Cabinet ordinance revision)
Oct. 2002	Broadening of types of products that can be sold at banks	Broadening of the types of insurance products that can be sold at banks (individual annuities, asset-formation annuity insurance, pension reserve disability insurance, asset-formation disability insurance)
June 2003	Extension of government contributions to the Life Insurance Policyholders Protection Corp. of Japan	Extension of government contributions to the Life Insurance Policyholders Protection Corp. of Japan until the end of March 2006
July 2003	Procedures introduced to allow insurers to lower their guaranteed interest rates	Procedures introduced to allow insurers that are likely to have difficulties sustaining their insurance businesses to lower their guaranteed interest rates by modifying policy terms

In addition, the ban on selling some insurance products over-the-counter in banks was lifted in April 2001. The range of deregulation was widened in October 2002, when it became possible to sell individual annuity insurance (fixed and variable) at banks.

However, while deregulation has expanded areas open for free competition, regulations have tightened to demand a healthy financial position of insurance companies. Examples include the April 1999 introduction of early correction measures for insurance companies, which allows the Financial Services Agency to urge companies with a low solvency margin ratio to promptly take measures to improve their conditions, and the March 2001 revision of the solvency margin ratio calculation method to a more strict method.

To improve the transparency of insurance company management, base profit was introduced and monitoring systems were enhanced.

Insurance companies are inspected by the Financial Services Agency and are requested to file a report compiling fact confirmation regarding issues that were pointed out by the Agency, analysis of the cause of the issues, and measures for improvement. Depending on the content of the report, an insurance company may be ordered to improve its operations. The basic idea of this inspection has been publicized by the authorities in June 2000 in the "Inspection Manual on Insurance Companies."

The Japanese insurance market is legally divided into three major fields: the First Field which involves conventional life insurance, the Second Field which involves non-life insurance, and the Third Field which involves insurances that are positioned between the two, such as medical insurance, cancer insurance, accident insurance and nursing-care insurance. Of the three, sales of insurances in the Third Field were permitted only by small and medium-sized life insurance companies and foreign insurance companies. As part of the liberalization trend, however, in July 2001, the market opened to all other insurance companies.

As described above, a variety of deregulations and tighter regulations have come into effect in Japan's insurance industry to promote liberalization. Also, to improve management transparency, it is mandatory for securities owned by the insurance companies to be evaluated at market value. However, in the case of life insurance companies, which own a large volume of long-term bonds corresponding to long-term insurance policies, such bonds are categorized under "Bonds corresponding to policy reserves (acquisition cost method applies to bonds that meet certain requirements corresponding to insurance liabilities)."

In March 2002, a Cabinet Ordinance revision was implemented regarding the percentage of policyholders' dividend. While keeping in mind the principle of actual expense at a mutual company, the minimal dividend rate set in a life insurance company's articles of incorporation was lowered from 80% to 20% to secure an adequate internal reserve to meet the challenging business environment.

Changes since April 2003 and our response

The Insurance Business Law was revised in June 2003 to extend the government's contributions to the Life Insurance Policyholders Protection Corp. of Japan until the end of March 2006. To protect policyholders, this entity has a fund financed by contributions from member life insurance companies to cover the policy obligations of insurers that fail. If the fund of ¥100 billion from the insurance industry is insufficient to cover any obligations arising from insurers that fail by March 2006, then the government can provide up to ¥400 billion in additional funds to the protection corporation.

Another revision of the law in July 2003 made it possible for insurers experiencing difficulty in continuing their business to lower their guaranteed interest rates. We, however, have no plans to lower our guaranteed interest rates, which would jeopardize the trust we have built up with our policyholders. Our negative spread burden has been declining every year and posing no particular financial problems, as high-yielding existing policies mature.

While Postal Insurance, which became a part of Japan Postal Service Public Corporation upon its inauguration in April 2003, is a presence in Japan that threatens to affect the entire insurance industry, it is public life insurance offered at post offices, sold most actively to close acquaintances and family members in small prefectural cities and towns and villages. Our business model is very different, one that is centered on direct sales to households in residential districts of metropolitan areas and in major regional cities with a population of 200,000 or more, primarily through its in-house sales representatives. The establishment of the public corporation has not led to any major changes in the way postal insurance is offered, and poses little threat to our insurance business.

Business Principles

Our mission, based on the T&D Life Group's corporate philosophy and management vision, is to develop a valuable base of lifelong customers by providing households in Japan with high value-added products and services, and to continually increase both shareholder and company value.

To realize our vision, we recognize that we need to continually generate value for society. We are convinced that the shortest route toward doing so involves the following: 1) expanding the customer base in our core market, the retail household market, through a differentiation strategy based on our distinctive marketing expertise; 2) establish a high-income structure by bolstering our sales capabilities and becoming more efficient by focusing on our core competencies; and 3) maintaining our financial strength, the high quality of our assets, and profitability so that policyholders continue to have confidence in us and, more important, stay with us.

The T&D Life Group's corporate philosophy

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to people in society.

The T&D Life Group's management vision

1. Aim to provide the best products and services to increase customer satisfaction
2. Aim to increase the value of the group by expanding and

creating value in areas where the group can take full advantage of its strengths
3. Broadly fulfill our social responsibilities with high ethical standards and strict compliance practices
4. Aim to be an energetic group whose employees are encouraged to be creative and to take action.

Our Valuation Tool

We disclose embedded value (EV) as a tool for analyzing our economic value and financial results. EV is the sum of the adjusted book value and the existing business value of our company. Adjusted book value is a measure of the economic reality of the net assets shown on the financial statements. Existing business value represents the current economic value of all in-force policies, and is calculated by adjusting the present value of future after-tax profits from current in-force policies by our cost of capital.

In light of the difficulties of determining the future value of insurance policies based on required accounting standards for life insurance companies, we believe EV is a useful metric for measuring the increase in the value of our Company as we shift away from savings-oriented products and toward protection-oriented products. (We have calculated EV, however, not for the purpose of comparing our Company with others as investments or for estimating our market value at the time of our initial public offering or since then.) In addition, on the advice of third-party actuarial firm Milliman Japan (the Japanese branch of Millman USA Inc.), we use the extent of the increase of the components of EV related to new policies as a key measure of management performance.

The specific EV numbers as of the end of March 2003 is described later in the section, Embedded Value on pages 35 and 36.

Consolidated and Non-consolidated Results

The following discussions included in this section are primarily based on figures on a consolidated basis, provided in the consolidated financial statements in this annual report. In the interest of corporate transparency, however, discussions are also held on some non-consolidated figures, for which we do not compile on a consolidated basis. Such figures are specified as non-consolidated, and are mainly figures related to our primary business, insurance. Because nearly all of our insurance business is conducted by Taiyo Life Insurance Company, the difference between the figures on a consolidated basis and figures on a non-consolidated basis is expected to be minimal. We thus believe that their effect on the contents of our discussions is negligible.

Critical Accounting Policies

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Note 1 of our consolidated financial statements includes a summary of significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimates may differ significantly from management's current judgments. Estimates related to critical accounting policies involve significant judgment. The determination of these critical accounting policies is fundamental to our financial condition and results of operations, and requires us to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results. In addition, actual results could differ from estimates and may have a material adverse effect on our business, financial position, results of operations, or cash flows.

Forward-looking Statements

Words used in this annual report, such as "believe," "anticipate," "estimate," "expect" and variations of these words or similar expressions, as well as all numbers for future earnings, are forward-looking statements that make use of all information available to management at the time of the creation of this annual report along with management's best judgment. The statements are not historical facts. Our actual earnings in the future may differ greatly from these estimates and forecasts due to uncertainties in the environment and various risks that are mentioned later in this annual report.

RESULTS OF OPERATIONS

Business Environment

Over this past fiscal year, the economic environment was mixed. Exports expanded and corporate earnings improved, but employment conditions remained poor and consumer spending and capital investment lacked strength. Furthermore, bank stocks plunged in the latter half of the fiscal year on concerns about non-performing loan disposals, and the tensions over Iraq late in the fiscal year cast further clouds over the outlook for the economy.

The life insurance industry continued to be affected by negative spreads arising from the prolonged ultra-low level of interest rates, and companies continued to weaken financially as a result of deterioration in assets stemming from the decline in stock and land prices. In addition, a decline in household incomes and a worsening of credit uncertainties led to a slump in new business and a high level of surrenders and lapses, and thereby a continued decline in policies in force and total assets for the industry as a whole.

Overview

Under such circumstances, we have kept our vision: to be our customers' lifetime partner by providing the best products and services in the household market, as well as to continuously increase our corporate value by building a strong income base. We have allocated our business resources mainly to our core business – sales activities of protection-oriented products focusing on the medical and nursing care through the in-house sales representatives channel in the retail household market.

In addition, we converted from a mutual company to a joint stock corporation as of April 1, 2003, and our company's shares were listed on the first section of the Tokyo Stock Exchange (TSE) on the same day in order to attain our objectives, which include maintaining the transparency of management based on principles considering the market mechanism, flexible business development and diversification of funding methods.

As part of our alliance with Daido Life Insurance Company, we merged our asset management and investment trust management services into T&D Asset Management Co., Ltd. in July 2002. Then in August 2002, we merged our leasing business into T&D Taiyo Daido Leasing Co., Ltd. We and Daido Life agreed in September 2002 to invest equity capital in T&D Financial Life Insurance Company in order to improve its financial condition. These are among the steps we took in our plan to establish a joint holding company. In addition, we have implemented various measures for our sales, products and services as follows.

For sales activities, we have introduced a new sales representatives training program in August aiming to train sales representatives to earn customers' trust. We also started up another program to provide higher-level training to our sales representatives in nursing care and financial planning techniques since January of this year. In addition, we launched a proprietary database marketing methodology enabling the sales representatives to provide the best product and services for each customer.

Furthermore, we have been increasingly providing integrated insurance services based on an alliance since March 2002 with Nipponkoa Insurance Co., Ltd., whose non-life products we sell together with our life insurance products.

For products, we have developed protection-oriented products focusing on medical and nursing care. In April, we launched new products, named Kenko Lady 2 and Kenko Mr. 2, which cover hospitalization due to women's disease and/or lifestyle disease. These products were developed through the improvement in our core product line, Kenko. Our new product line-up also allows customers to add insurance riders such as hospitalization benefits for women's disease and/or lifestyle disease to other existing products such as the nursing care insurance product, Tokoton Kaigo. Also, in order to improve the coverage for the initial expenditure of nursing care, we have started to offer a nursing care rider to almost all of protection-oriented type products.

In July, we increased the maximum coverage amount for term life insurance policy rider with disaster premium to improve death benefit for policies such as Kenko Lady 2 and Kenko Mr. 2. Further, the coverage of these products was revised in October to pay the hospitalization benefit from the first day of the overnight hospitalization.

Regarding the asset management activities, we have tried to keep interest income through loans and investments in yen-denominated bonds and currency-hedged foreign bonds. As for domestic equity securities, we have reduced the market risk through the sales or recognition of appropriate impairment losses as part of our effort to improve our portfolio.

For customer service, we took advantage of our alliance with UFJ Bank and IY Bank to increase the number of ATMs available for holders of our Himawari Card. As of March 31, 2003, about 36,000 ATMs, including post office ATMs, are available for use by our customers.

We have also established our original mobile-Internet website for L-mode and I-mode to provide various services. In an effort to restructure our workflow and centralize back-office operations, we deployed a comprehensive information system called NET'S01, which is designed to manage customer information received through various channels such as call centers, the Internet, and branch offices.

Trend in policy amount in force for Taiyo
Comparison with the Top 10


(FY1997 = 100)
Taiyo Life
Avg. of the Top 10
110
100
90
80
1997
1998
1999
2000
2001
2002

Source:
Company reports, Nihon Keizai Shimbun, The Nikkei Financial Daily
*1 Total of individual life and annuities
*2 Data as of FY2002

Operating Results

Consolidated results

	Mar. 2003	Mar. 2002	Mar. 2001
Ordinary revenue	¥ 1,401	¥ 1,603	¥ 1,398
Income from insurance premiums	887	1,019	1,097
Investment income	229	244	266
Other ordinary income	284	339	35
Equity in loss of affiliated companies	-	0	-
Ordinary expenses	1,380	1,585	1,376
Insurance claims and other payments	1,138	1,368	1,136
Provision for policy and other reserves	0	4	22
Investment expenses	93	81	95
Operating expenses	84	84	82
Other ordinary expenses	60	46	39
Equity in loss of affiliated companies	2	-	0
Ordinary profit	21	18	21
Net income	1	11	5
Balance at the end of year	125	137	142
Total assets	¥ 6,549	¥ 6,855	¥ 7,376

(¥ billion)

For the fiscal year ended March 31, 2003, consolidated ordinary revenue totaled ¥1,401.8 billion, a decline of 12.6% from the previous year, consisting of income from insurance and reinsurance premiums of ¥887.9 billion, a decrease of 12.9% compared with the previous year; total investment income ¥229.0 billion, a decline of 6.2%; and other revenues ¥284.8 billion, a decrease of 16.2%. The decrease in income from insurance premiums and others resulted from that related to individual insurance, individual annuities insurance and group annuities insurance. The decrease in investment income resulted from a decrease in interest and dividends income due to prolonged low interest rates. Other ordinary income decreased as a result of a significant decrease in reversal of policy reserves due to a decrease in maturities of saving-oriented products.

Ordinary expenses totaled ¥1,380.7 billion, a decline of 12.9% from the previous year. Of this figure, insurance claims and other payments fell 16.8% from the previous year to ¥1,138.3 billion, total investment expenses rose 15.6% to ¥93.6 billion, operating expenses slipped 0.1% to ¥84.7 billion, and equity in the net losses of affiliates, mainly T&D Financial Life Insurance Company, totaled ¥2.5 billion.

As a result, ordinary income climbed 16.8% to ¥21.0 billion. Extraordinary gains were ¥55.0 billion, 38 times the previous year's level, and extraordinary losses ¥70.4 billion, 7.7 times the previous year's level. The increase in extraordinary losses resulted from ¥57.6 billion in impairment losses on equity securities held in the trust account. In conjunction with the recognition of such losses, the reversal of reserves for price fluctuations amounting to ¥52.7 billion was recognized as extraordinary gains. Extraordinary losses also included ¥11.2 billion of provisions for allowances for policyholder dividends to provide for policyholder dividends to be paid after demutualization.

Net income, which is calculated based on ordinary income adjusted for extraordinary gains and losses, current and deferred income taxes, and minority interest income and losses, amounted to ¥1.5 billion.

The amount of new policies totaled ¥2,091.0 billion, (an increase of 2.1% compared with the previous year) for individual life insurance and ¥84.4 billion (a decrease of 39.8%) for individual annuity insurance. Our policies in force in this fiscal year totaled ¥10,500.2 billion (an increase of 2.8% compared with the previous year) for individual life insurance and ¥4,768.4 billion (a decrease of 4.9%) for individual annuity insurance.

The amount of individual life insurance policies that matured was ¥774.7 billion, down 21.5% compared with the previous year; the amount of surrendered/lapsed individual life policies was ¥1,098.7 billion, an increase of 22.1%; and the amount of surrendered/lapsed individual annuity insurance was ¥220.1 billion, down 28.9%.

Group insurance policies in force totaled ¥10,979.9 billion, a decrease of 0.4% compared with the previous year, as the amount of new policies fell 61.2% to ¥106.7 billion. Our group annuity policies in force in this fiscal year fell 1.4% from the end of the previous year to ¥801.5 billion.

Operating results

	Mar. 2003	Mar. 2002	Mar. 2001
New policies	¥ 2,175	¥ 2,188	¥ 1,931
(1) Individual insurance	2,091	2,047	1,458
(2) Individual annuity insurance	84	140	473
Policies in force	¥ 27,050	¥ 27,068	¥ 26,339
(1) Individual insurance	10,500	10,217	9,958
(2) Individual annuity insurance	4,768	5,015	5,213
sub total	15,268	15,232	15,172
(3) Group insurance	10,979	11,022	10,378
(4) Group annuity insurance	801	813	788
Surrenders and lapses (individual insurance and annuity insurance)	¥ 1,318	¥ 1,209	¥ 1,201

(¥ billion)

Policies in force as of March 31, 2003

(¥ billion)


Individual annuity insurance
4,768
Group insurance
10,979
Individual life
10,500
Group annuity insurance
801

Demutualization-related Costs and Expenses

Total costs and expenses associated with Taiyo Life's demutualization are expected to amount to about ¥5.7 billion, of which about ¥4 billion was charged as an expense in the fiscal year ended March 2003.

Demutualization-related expenses consist principally of the cost of printing and mailing materials to policyholders and the aggregate cost of engaging independent accounting, actuarial, financial, investment banking and legal advisors to advise us in the demutualization process. We record these costs as operating expenses.

Operating Performances

Total Revenues

For the fiscal year ended March 31, 2003, income from insurance premiums totaled ¥887.9 billion, a decline of 12.9% from the previous year. The decrease in income from insurance premiums resulted from a shift in sales and product strategy away from savings-oriented policies toward higher-margin protection-oriented policies, and curtailed sales of low-margin, lump-sum advanced premium payment for endowment insurance and individual annuity insurance. We have made steady progress in shifting to protection-oriented policies, and intend to continue to expand sales of these products.

As a result of this shift from savings-oriented to protection-oriented policies, the average insurance benefit for new individual policies was ¥5.45 million, an increase of 20.6% compared with the previous year, and the average insurance benefit for individual policies in force was ¥2.50 million, an increase of 14.2% compared with the previous year.

Average insurance benefit for new policies and policies in force

	Mar. 2003	Mar. 2002	Mar. 2001
Average insurance benefit for new policies	¥ 5.2	¥ 4.3	¥ 3.5
(1) Individual insurance	5.5	4.5	3.7
(2) Individual annuity insurance	2.7	2.6	2.9
Average insurance benefit for policies in force	¥ 2.7	¥ 2.4	¥ 2.2
(1) Individual insurance	2.5	2.2	1.9
(2) Individual annuity insurance	¥ 3.2	¥ 3.2	¥ 3.2

(¥ million)

Total investment income was ¥229.0 billion, a decline of 6.2% compared with the previous year, mainly as a result of a decline in yields on funds reinvested in bonds and loans stemming from the continued ultra-low level of interest rates, and a decline in stock dividend income.

Other revenues declined 16.2% from the previous year to ¥284.8 billion, of which reversals of policy reserve accounted for a major portion.

Under the Insurance Business Law, each fiscal year we are required to set aside a certain amount as policy reserves to fund future claims payments. The entire amount of the reserve as of the end of the previous fiscal year is reversed, and the provision for the current fiscal year is transferred to the reserve account. Differences that arise are recorded as ordinary revenue or ordinary expenses.

The reversal of policy reserve declined this fiscal year because of a decrease in the number of individual policies that matured.

Results by Product

Individual insurance

	Mar. 2003	Mar. 2002	Mar. 2001
Total individual insurance products			
Number of new policies	383	453	398
New policy amount	¥ 2,091	¥ 2,047	¥ 1,458
Total number of policies	4,197	4,664	5,357
Total policy amount in force	¥ 10,500	¥ 10,217	¥ 9,958

(¥ billion, except number of policies in thousands)

Individual insurance is our main product line, accounting for 44.8% of total policy reserves (excluding contingency reserves) at the end of this fiscal year and 38.8% of the total policy amount in force.

In light of the graying of Japan's population, we have focused our sales and product strategies on medical and nursing care insurance and other protection-type products, which we consider to be an area with strong growth potential. The amount of new policies this fiscal year totaled ¥2,091.0 billion, an increase of 2.1% from the previous fiscal year; policy reserves at the end of the fiscal year (excluding contingency reserves) were ¥2,724.6 billion, a decrease of 8.3%; and the total policy amount in force ¥10,500.2 billion, a rise of 2.8%.

Individual annuities

	Mar. 2003	Mar. 2002	Mar. 2001
Individual annuity products			
Number of new policies	31	54	160
New policy amount	¥ 84	¥ 140	¥ 473
Total number of policies	1,577	1,641	1,699
Total policy amount in force	¥ 4,768	¥ 5,015	¥ 5,213

(¥ billion, except number of policies in thousands)

The number of new individual annuities written this fiscal year totaled 31thousand, a decrease of 42.6% compared with the previous fiscal year, and the new policy amount totaled ¥84.4 billion, a decline of 39.8%. The amount of reserves for individual annuities at the end of the fiscal year (excluding contingency reserves) totaled ¥2,539.7 billion, an increase of 1.3% compared with the previous fiscal year, and the total policy amount in force ¥4,768.4 billion, a decline of 4.9%. Individual annuities thus accounted for 41.8% of our total policy reserve (excluding contingency reserves) and 17.6% of the total policy amount in force.

Protection-oriented individual insurance

Our primary protection-oriented individual insurance products include endowment insurance with medical protection, whole life insurance with term rider, term life insurance with survival benefits, and whole life with nursing care insurance. These protection-oriented products emphasize benefits for death, medical care and nursing care, and include products known in Japan as the Third Field insurance products, which combine elements of both life and non-life insurance. In recent years, in addition to increasing the sales of such Third Field insurance products, we have increasingly shifted our focus from products with a strong savings component toward products with a strong protection component in order to meet customer needs, given Japan's prolonged low-interest-rate environment and the rising average age of the general population. The successes of this effort are reflected in the financial results for the previous fiscal year as well as this fiscal year.

The number of new protection-oriented individual insurance products written this fiscal year decreased 5.1% compared with the previous fiscal year to 345 thousand, and the new policy amount totaled ¥2,013.2 billion, an increase of 7.0%. The total policy amount in force at the end of the fiscal year was ¥8,713.4 billion, a rise of 7.6%.

Savings-oriented individual insurance

The number of new savings-oriented individual insurance products written this fiscal year decreased 51.7% compared with the previous fiscal year to 69 thousand, and the new policy amount totaled ¥162.2 billion, a decrease of 47.0%. The total policy amount in force at the end of the fiscal year was ¥7,133.8 billion, a decline of 8.1%.

The decline in this product line stemmed from increased sales of high-margin protection-oriented products and the diminishing appeal of savings-oriented products in light of the ultra-low level of interest rates in Japan.

New policy amount and policies in force: Shift to protection-oriented products

The shift to protection-oriented products is well under way based on new business (93%).
The proportion of policies in force accounted for by protection-oriented products is also gradually increasing, as savings-oriented products (about 700,000 policies) reach maturity.

Breakdown of new policy amount* by savings-oriented products and protection-oriented products


(¥ billion)
Savings-oriented products
Protection-oriented products
1,847.6
46%
54%
1,931.7
40%
60%
2,188.1
14%
86%
2,175.4
7%
93%
1999
2000
2001
FY2002

Breakdown of policy amount in force* by savings-oriented products and protection-oriented products


(¥ billion)
Savings-oriented products
Protection-oriented products
15,185.0
51%
49%
15,172.5
51%
49%
15,232.9
47%
53%
15,268.6
43%
57%
1999
2000
2001
FY2002

*Individual life and annuities

Group insurance

	Mar. 2003	Mar. 2002	Mar. 2001
Group Insurance Products			
New policy amount	¥ 106	¥ 275	¥ 77
Total policy amount in force	10,979	11,022	10,378

(¥ billion)

The policy amount of new group insurance policies written this fiscal year totaled ¥106.7 billion, a decrease of 61.2% compared with the previous fiscal year. The amount of reserves (excluding contingency reserves) for group insurance at the end of the fiscal year totaled ¥9.9 billion, an increase of 5.7%, and the total policy amount in force was ¥10,979.9 billion, a decline of 0.4%. Group insurance thus accounted for 0.2% of our total policy reserve (excluding contingency reserves) and 40.6% of the total policy amount in force.

Group annuity products

	Mar. 2003	Mar. 2002	Mar. 2001
Group Annuity Products			
New policy amount	¥ 0	¥ 0	¥ 0
Total policy amount in force	801	813	788

(¥ billion)

The amount of reserves for group annuity products at the end of the fiscal year (excluding contingency reserves) totaled ¥801.5 billion, a decrease of 1.4% compared with the previous fiscal year, and the total policy amount in force was ¥801.5 billion, a decline of 1.4%. Group annuities thus accounted for 13.2% of our total policy reserve (excluding contingency reserves) and 3.0% of the total policy amount in force.

Other Insurance

	Mar. 2003	Mar. 2002	Mar. 2001
Other Insurance Products			
New policy amount	¥ 0	¥ 0	¥ 0
Total policy amount in force	4	4	4

(¥ billion)

The amount of policy reserve for other insurance products at the end of the fiscal year (excluding contingency reserves) totaled ¥4.0 billion, a decrease of 0.9% compared with the previous fiscal year, and the total policy amount in force was ¥4.5 billion, a decline of 2.7%. Other insurance products thus accounted for 0.1% of our total policy reserve (excluding contingency reserves) and very little of the total policy amount in force.

Claims and Expenses

Ordinary expenses declined 12.9% compared with the previous year to ¥1,380.7 billion. Insurance claims, which account for the bulk of ordinary expenses, decreased due to a 21.7% decline in the number of individual policies that matured, to ¥718.1 billion, and a 22.5% reduction in the cash surrender value, to ¥174.5 billion, mainly as a result of a decline in the amount of surrenders of individual insurance and annuity products.

Total investment expenses were ¥93.6 billion, an increase of 15.6% compared with the previous year.

Operating expenses fell 0.1% to ¥84.7 billion, and though the operating expense ratio rose to 9.5% partly because of a decline in income from insurance premiums, we still had the lowest ratio of the 10 largest insurers in the industry.

Operating expenses and operating expense ratio

	Mar. 2003	Mar. 2002	Mar. 2001
Operating expenses	¥ 84	¥ 84	¥ 82
Operating expense ratio (%) *	9.5	8.3	7.5
Average for the 10 majors (%)	12.9	12.7	12.4

(¥ billion)

(*) Operating expense ratio = operating expense/income from insurance premiums

Other ordinary expenses increased 30.7% from the previous fiscal year to ¥60.8 billion. We had charged expenses related to employee retirement benefits for a given fiscal year in the following fiscal year. However, starting with the year ended March 31, 2003, we have accelerated the recognition of these expenses to the fiscal year in which they occur. The increase in costs for retirement benefits stemming from this change led to a ¥3.7 billion rise in other ordinary expenses.

File No. 82-34738

Taiyo has the lowest business expense ratio of the top 10 insurers

Business expense ratio (FY2002) (Business expense/Premium income)
(%)


9.5%
11.5%
12.7%
14.7%
12.7%
14.4%
14.3%
22.0%
11.3%
12.0%
Taiyo
A
B
C
D
E
F
G
H
I

Source: Company reports

Trend in premium income per sales rep (FY2002)
(¥ million)


10.1%
9.1%
7.3%
6.6%
7.9%
8.7%
7.5%
4.2%
5.4%
6.5%
Taiyo
A
B
C
D
E
F
G
H
I

Source:
Company reports
Note: Figures for Daido include agents, a key distribution channel for the firm.
For Daido, each agent has been counted as a sales rep.

Ordinary Income

As a result of the above factors, our ordinary income totaled ¥21.0 billion, an increase of 16.8% compared with the previous year.

Extraordinary Profits and Losses

Extraordinary losses were ¥70.4 billion, a significant increase compared with the previous year. Of this figure, valuation losses on marketable securities accounted for ¥57.6 billion as a result of a stricter rule for impairment of marketable securities, and provisions for policyholder dividend reserves related to our demutualization were ¥11.2 billion.

Extraordinary profits rose significantly from the previous fiscal year, to ¥55.0 billion, as a result of a ¥52.7 billion reversal of reserve for price fluctuations.

Net extraordinary losses amounted to ¥15.4 billion.

Income Before Income Taxes

Income before income taxes declined 45.7% from the previous fiscal year, to ¥5.6 billion.

Income Taxes

Reserves for price fluctuations were reversed because of impairment losses on equity securities held in the trust account, resulting from a decline in stock prices. Since the provisions for these reserves were taxable at the time they were made, the reversal of the reserves led to a reduction in taxable income. As a result, income taxes totaled ¥0.1 billion. The effective tax rate was 36.1%, of which the corporate (national) tax rate was 30% and the inhabitants (local) tax rate was 6.1%.

Net Income

As a result of the above factors, our net income totaled ¥1.5 billion.

Base Profit (non-consolidated)

Base profit (which is one indicator of the profitability of life insurance companies' core business) is equal to ordinary income minus capital gains/losses and temporary profits and losses, and is roughly equal to the net actuarial gains from assumptions in mortality and business expenses, plus interest spread gains and losses.

	Mar. 2003	Mar. 2002	Mar. 2001
Base profit	¥ 28	¥ 13	¥ 13

(¥ billion)

In the fiscal year ended March 2001, we started disclosing base profit. Our base profit totaled ¥28.7 billion in this fiscal year (an increase of 107.1% from the previous year), even after offsetting the negative spread of ¥43.4 billion (a decrease of 34.4%). We expect our base profit to steadily increase thanks to higher mortality gains as a result of expanded sales of relatively high-margin protection-oriented products and a decline in the guaranteed interest rate burden for policies in force.

Also, through our broad alliance with Daido Life Insurance premised on the future establishment of a joint holding company, we intend to streamline our operations and make them more efficient by mutually using and integrating our resources, consolidating affiliates, and continuing to promote joint operations.

We believe expectations for earnings growth are realistic and achievable


Base profit
Impact of policy conversion program
¥28 bn
Decrease in negative spreads
¥13 bn
Extraordinary expenses associated with demutualization terminate
Effect of the shift to protection-oriented products
2001
2002
FY2003
FY2004
FY2005

* Actual figures for FY2001 and FY2002

INVESTED ASSETS

Major Assets and Investment Returns

Overview

Major Investment Assets (non-consolidated)

	Mar. 2003	Mar. 2002	Mar. 2001
Domestic bonds	¥ 2,415	¥ 2,532	¥ 2,680
Loans	2,229	2,309	2,408
Foreign securities	770	665	449
Domestic stocks	386	576	727
Monetary trust	55	95	86
Cash and cash equivalents/call loans	166	148	269
Real estate	193	191	227
Others	258	230	318
Total	¥ 6,474	¥ 6,750	¥ 7,167

(¥ billion)

Investment environment

The Japanese economy during fiscal 2002 saw an increase in exports thanks to the economic recovery in the United States. This in turn stimulated domestic production, and business conditions improved modestly. However, the U.S. economy increasingly looked vulnerable in part because of the geopolitical risk involving the war in Iraq. In Japan, meanwhile, the outlook for what was a moderately recovering economy worsened as non-performing loans, which have held back a self-sustaining economic rebound, became a major concern again and stocks retreated sharply.

The Nikkei Average did remain strong in the early part of the fiscal year, on market expectations of a V-shaped rebound in corporate earnings after a sense that the deterioration in corporate earnings and inventory reductions had run their course. However, a renewed focus on non-performing loans, deflation, and other structural problems, and growing pessimism stemming from geopolitical tensions relating to Iraq and North Korea, contributed to weakness in the stock market. Toward the end of the fiscal year, the market's slide turned worse, led by the bank sector, on concerns about the increasing supply of stocks resulting from unwindings of cross-shareholdings, companies' returns of the portions of their employees' pension funds managed on behalf of the government, and major banks' equity offerings. As a result of these developments, the Nikkei Average fell below 8,000, the lowest end-of-March level in 21 years. (The Nikkei Average was 11,024 at the end of March 2002 and 7,972 at the end of March 2003, both of which were figures at the end of the fiscal year.)

The Dow Jones Industrial Average fell as a result of concerns about the economic recovery and a lack of confidence in corporate management after a number of accounting scandals at major companies came to light in June. The market was boosted by legislation requiring top executives to certify their financial statements, the Federal Reserve Board's interest rate cuts, and the results of the Congressional elections, but fell back again on intensified concerns over the situation in Iraq. The Dow Jones Industrial Average rallied after the United States decided to go to war against Iraq, but ended below 8,000 at the end of March. (The Dow Jones Industrial Average was 10,403 at the end of fiscal 2001 and 7,992 at the end of fiscal 2002.)

The yield on new 10-year Japanese government bonds hovered around 1.4% until around June amid indications of an economic recovery, but declined steadily to as low as 1.0% in mid-September as the uncertainties for the U.S. economy started to affect Japan's economy. The yield then rose sharply to 1.3% after the Bank of Japan announced plans to purchase some of banks' stock holdings and an auction for 10-year notes was undersubscribed, but dropped again to as low as 0.7% by the end of the fiscal year due to concerns about the outlook for the economy, diminished supply-demand concerns as a result of the government's fiscal austerity policies, and heightened tensions over Iraq. (The yield on the benchmark 10-year Japanese government bond was at 1.400% at the end of fiscal 2001 and 0.700% at the end of fiscal 2002.)

The yield on the 10-year U.S. Treasury note started out in April 2002 at 5.4%, but dropped significantly to 3.6% by around September, reflecting the same growing concerns about the economy and corporate earnings that led to a decline in the stock market. The yield climbed to 4.2% at one point, on expectations of a rebound in corporate earnings, but retreated to around 4.0% after the end of December as tensions over Iraq intensified and the United States prepared for war. (The 10-year U.S. Treasury yield was at 5.40% at the end of fiscal 2001 and 3.80% at the end of fiscal 2002.)

In the foreign exchange markets, the yen kept appreciating against the U.S. dollar because of uncertainties about the U.S. economy, growing doubts about the accounting practices of some U.S. companies, and the downtrend in U.S. stock prices. By July, the yen had reached ¥115-116 per dollar. The yen then weakened to ¥125-126 per dollar as Japanese stocks fell and policymakers encouraged the lower yen. The yen regained strength toward the end of 2002 as the geopolitical crisis over Iraq intensified. Around the end of March 2003, the yen traded around ¥120 per dollar, in part because of Japanese policymakers' efforts to weaken the yen by intervening in the currency markets.

The yen weakened against the euro for most of the year. It remained stable at about ¥117 per euro until around August, but then depreciated to as low as ¥130 per euro in February as funds flowed into the euro area on uncertain prospects for Japan's economy and the United States' rising geopolitical risks. (Dollar/yen TTM was at ¥133.25 at the end of fiscal 2001 and ¥120.20 at the end of fiscal 2002.) (Euro/yen TTM at ¥116.14 at the end of fiscal 2001 and ¥129.83 at the end of fiscal 2002.)

Our investment policy

We attach our highest priority to preserving the trust of our policyholders, and make it our policy to focus on building an investment portfolio that will ensure generation of stable earnings over the long-term and carry out our investments bearing fully in mind the public responsibilities and soundness of such investments. More specifically, we invest mainly in yen interest-bearing assets such as domestic public and corporate bonds and loans as well as currency-hedged foreign public and corporate bonds in order to secure stable interest earnings and, at the same time, invest carefully in a diversified portfolio of risk assets such as stocks and foreign securities in order to enhance our earnings capability further, thereby aiming to build a portfolio that will contribute to an improvement in our overall investment returns.

Investment overview

Our general account assets as of the end of fiscal 2002 stood at ¥6,474.9 billion, representing a reduction of ¥275.7 billion from March 31, 2002, which was the end of fiscal 2001. Of these assets, the unrealized loss on available-for-sale securities resulting from the application of mark-to-market accounting rules was ¥2.4 billion, a decline of ¥45.2 billion from the end of fiscal 2001. Of this unrealized loss, ¥1.5 billion is included as a separate component of equity. In terms of major asset allocations, the amount of yen interest-bearing assets declined, with loans declining by ¥80.5 billion and domestic public and corporate bonds declining by ¥122.2 billion (*). The amount of risk assets declined ¥124.0 billion (*) from the end of fiscal 2001 as a result of a reduction in the amount of domestic stocks and write-downs for impairments in asset values. In light of exchange rate and interest rate factors, ¥103.8 billion (*) was newly allocated to foreign bonds.

(*) Increases and decreases in marketable securities are calculated based on outstanding amounts prior to the application of mark-to-market accounting rules.

Investment revenues and expenses

Overall investment income declined ¥15 billion from March 31, 2002, which was the end of fiscal 2001, to ¥229.3 billion. Gains on the sale of marketable securities increased ¥3.7 billion, with those on the sale of government and other bonds increasing ¥18.0 billion but those on the sale of stocks declining ¥14.3 billion. Gains on monetary trusts totaled ¥3.5 billion, versus a loss in fiscal 2001. Interest and dividend income declined by ¥12.7 billion as interest rates remained very low and led to a decline in year on year.

Investment-related expenses amounted to ¥84.5 billion, representing a year-on-year increase of ¥10.9 billion, as valuation losses on marketable securities rose by ¥23.1 billion due to the decline in stock prices, realized losses on the sale of marketable securities increased ¥4.8 billion, and foreign exchange losses amounted to ¥8.2 billion, versus gains in fiscal 2001.

As a consequence, net investment income for fiscal 2002 totaled ¥144.8 billion, down ¥26.0 billion from the previous fiscal year. In addition, other than the above, extraordinary losses on the income statement include ¥57.6 billion in unrealized losses on stocks held in the trust account. Unrealized gains on marketable securities as a whole totaled ¥35.7 billion, a decline of ¥16.5 billion from the end of fiscal 2001, as the decline in stock prices led to unrealized losses on domestic stocks, versus unrealized gains in fiscal 2001, and despite an increase in unrealized gains on domestic and foreign public and corporate bonds.

Unrealized gains/losses on marketable securities (non-consolidated)

(non-consolidated)	Mar. 2003	Mar. 2002	Mar. 2001
Public and corporate bonds	¥ 89.0	¥ 55.7	¥ 97.1
Stocks	(62.9)	3.4	153.4
Foreign securities	11.8	(4.6)	(5.4)
Public and corporate bonds	32.2	6.4	7.6
Stocks etc.	(20.3)	(11.0)	(13.0)
Other securities	(2.4)	(2.1)	(5.3)
Monetary claims purchased	0.1	0	0
Total	¥ 35.7	¥ 52.3	¥ 239.9

(¥ billion)

Management structure of investment risks

In view of the growing importance of risk management, we have established a Risk Management Department that is independent of the front office (the Investment and Loan Executive Department). The investment risk specialist committee analyzes our company's investment risks, develops risk management policies, and provides accurate reports to top management. A system of internal checks has been established in part through the separation of the Investment and Loan Executive Department and the General Affairs Management Department, and the conducting of internal audits by the Business Auditing Department.

Yields on Investments (non-consolidated)

	Mar. 2003	Mar. 2002	Mar. 2001
Public and corporate bonds	¥ 3.33	¥ 2.84	¥ 1.97
Loans	3.04	3.11	3.22
Foreign securities	4.43	6.71	6.49
Domestic stocks	(16.51)	0.82	6.46
Monetary trust	5.99	(0.44)	(11.99)
Cash and cash equivalents/call loans	0.02	0.05	0.27
Real estate	0.74	0.72	0.69
Total	¥ 1.31	¥ 2.48	¥ 2.52

(%)

Public and corporate bonds

Our public and corporate bond investments, which consist mainly of publicly traded debt securities issued by Japanese national and local governments, other public entities, and corporations with high credit ratings, totaled ¥2,415.0 billion at the end of March 2003, a decrease of 4.6% from the previous fiscal year. Our bond investments represent 37.3% of total general account's assets, a slight decline from 37.5% at the end of March 2002. The weighted average yield of our bond portfolio was 2.40% as of March 31, 2003.

	Mar. 2003	Mar. 2002	Mar. 2001
National government bonds	¥ 1,161	¥ 1,353	¥ 947
Local government bonds	402	459	601
Corporate bonds	851	719	1,131
Total	¥ 2,415	¥ 2,532	¥ 2,680

(¥ billion)

Loans

Loans by type (non-consolidated)

	Mar. 2003	Mar. 2002	Mar. 2001
Loans based on policy clauses	¥ 125	¥ 140	¥ 162
Loans to corporations	1,581	1,624	1,660
Loans to government, government-related organizations and international organizations	23	28	35
Loans to local governments and public entities	24	21	22
Mortgage loans	326	357	374
Consumer loans	134	130	145
Others	13	6	6
Total loans	¥ 2,229	¥ 2,309	¥ 2,408

(¥ billion)

Our loans, which consist mainly of fixed-rate, unsecured loans to large corporations, including those located outside of Japan, totaled ¥2,229.1 billion at the end of March 2003, a decrease of 3.5% from the previous fiscal year. Our bond investments represent 34.4% of total general account's assets, a slight increase from 34.2% at the end of March 2002.

In July 2002, we securitized a portion of our housing loan receivables. Of the ¥32,369 million in principal of the securitized housing loan receivables, ¥30,000 million in preferred beneficial rights has been assigned to qualified institutional investors and the remaining subordinated portion of ¥2,369 million has been retained. We continue to service the housing loan receivables.

Outstanding loans by industry

	Mar. 2003	share (%)
Manufacturing	¥ 202,238	9.6
Foods	300	0.0
Textiles	3,551	0.2
Wood, paper, pulp	4,447	0.2
Printing	-	-
Chemicals	25,181	1.2
Oil/coals	16,173	0.8
Ceramics	2,466	0.1
Steel	85,876	4.1
Nonferrous metals	5,617	0.3
Metal products	-	-
General machinery	10,648	0.5
Electrical machinery	18,623	0.9
Transport equipment	27,932	1.3
Precision instruments	1,420	0.1
Other products	-	-
Fishing, agriculture & forestry	-	-
Mining	-	-
Construction	17,463	0.8
Electric/gas utilities	90,575	4.3
Communications	15,751	0.7
Transportation	77,052	3.7
Wholesale	180,126	8.6
Retail	13,462	0.6
Financial services/insurance/securities	641,249	30.5
Real estate	81,633	3.9
Service companies	149,249	7.1
Japanese local governments and public entities	1,097	0.1
Individuals(mortgage and consumer loans, tax payments)	474,946	22.6
Domestic total	1,944,845	92.5
Government related	7,793	0.4
Financial institutions	92,352	4.4
Commercial/industrial	58,590	2.8
Overseas total	158,736	7.5
Total	¥ 2,103,582	100.0

(¥ million)

Non-performing loans (non-consolidated)

Since the fiscal year ended March 31, 1999, life insurance companies have been required to categorize their commercial loan assets based on the following categories of obligors:

Disclosed claims based on categories of obligors

	Mar. 2003	Mar. 2002	Mar. 2001
Claims against bankrupt and quasi-bankrupt obligors	¥ 648	¥ 885	¥ 872
Claims with collection risk	1,088	1,133	1,291
Total non-accrual	1,737	2,019	2,163
Claims for special attention	9,420	12,269	14,939
Claims against normal obligors	2,228,957	2,308,091	2,406,283
Total	¥ 2,240,114	¥ 2,322,379	¥ 2,423,386

(¥ million)

Beginning the fiscal year ended March 31, 1998, we also classified risk-monitored loans, as defined in the Insurance Business Law, for financial reporting purposes based on the repayment condition of its loans as follows:

Disclosed claims based on repayment condition

	Mar. 2003	Mar. 2002	Mar. 2001
Loans to bankrupt companies	¥ 313	¥ 89	¥ 6
Past due loans	1,423	1,915	2,280
Total non-accrual	1,736	2,005	2,287
Loans overdue for three months or more	5,709	6,504	5,750
Restructured loans	3,710	5,764	9,106
Total	¥ 11,157	¥ 14,274	¥ 17,144

(¥ million)

We also review our loan self-assessments semi-annually. The table below compares our loan portfolio under this classification with the two categories stated above:

Risk-monitored loans, categorization of loans based on self-assessments, and loans and collateral coverage by category

(¥ billion)


Categorization of loans based on self-assessments
Assets by borrower category
Normal borrowers
Normal assets
2,228.9
Borrowers requiring attention
Collateral, guarantees, and allowance for doubtful accounts
Allowance for doubtful accounts
3.2
Risk-monitored loans
Loans overdue for three months or more Restructured loans
5.7
Loans overdue for three months or more Restructured loans
3.7
Substandard assets (1)
9.4
Collateral, guarantees
8.5
Overdue loans
1.4
Potentially bankrupt borrowers
Doubtful assets (2)
1.0
Loans to bankrupt companies
0.3
Effectively bankrupt borrowers
Legally bankrupt borrowers
Bankrupt and quasi-bankrupt assets (3)
0.6
Total
11.1
(1)+(2)+(3) Total (A)
11.1
Total (B)
11.8
Covered ratio (B/A)
106.2%

Notes: (1) Risk-monitored loans include only loans, whereas assets by borrower category include loans, loaned securities, customer's liabilities for acceptance and guarantee, and unearned income and temporary payments.
(2) Figures for collateral, guarantees, and allowance for doubtful accounts are for substandard assets and assets of lower quality.

Reserves for possible loan losses

The following table shows the amounts of our reserves established for possible loan losses at the dates indicated, with reference to loan classifications based on the repayment situation of its loans:

	Mar. 2003	Mar. 2002	Mar. 2001
Total of risk-monitored loans classified based on the Insurance Business Law guidelines (a)	¥ 11,157	¥ 14,274	¥ 17,144
Special reserves	1,076	1,205	94
General reserve	2,189	4,581	6,447
Total reserve for possible loan losses	3,266	5,786	6,542
Amount covered by collateral and guarantees	8,586	10,650	12,549
Total reserve for possible loan losses and amount covered by collateral and guarantees (b)	11,852	16,436	19,091
(b)/(a)	106.2%	115.1%	111.4%

(¥ million, %)

Foreign Securities

Foreign investments consisted mainly of investments in foreign bonds and stocks. Of these foreign bonds we owned, 88.3% were listed on one or more securities exchanges, or were not listed but could reasonably be assigned a fair value.

Our total foreign bond holdings amounted to ¥622.1 billion, an increase of 26.3% from the previous fiscal year. This increase is attributable to a rise in the market value of the holdings and more foreign bond holdings hedged against currency risk, in light of the domestic and foreign interest rate differentials and for risk diversification purposes.

The amount of foreign stock holdings declined 14.6% to ¥148 billion as a result of a decline in their market value and a reduction in the amount of holdings.

Foreign investment by currency

	Mar. 2003	Mar. 2002	Mar. 2001
U.S. dollar	¥ 413	¥ 388	¥ 173
Euro	318	195	75
British pound	37	27	16
Denmark krone	-	0	0
Sweden krona	-	0	0
Swiss franc	-	-	1
Other currencies	-	-	0
Total	¥ 769	¥ 611	¥ 267

(¥ billion)

Note: Foreign investments are included in bonds or foreign securities.

Foreign investment by type of investment

	Mar. 2003	Mar. 2002	Mar. 2001
Public and corporate bonds	¥ 721	¥ 539	¥ 182
Stocks	6	1	8
Cash deposits, other	41	69	76
Total	¥ 769	¥ 611	¥ 267

(¥ billion)

Domestic stocks

Our total investments in domestic stocks amounted to ¥386.0 billion, a decrease of 33.0% from the end of the previous fiscal year. The amount represented 6.0% of total assets in the general account as of March 31, 2003, a decline from 8.5% as a result of a decline in the market value of stock holdings as well as the sale of some holdings and the replacement of others.

Monetary trusts

Our total monetary trusts amounted to ¥55.6 billion, a decrease of 42.0% from the previous fiscal year as a result of a reduction to minimize price fluctuation risks.

Real estate

Pursuant to the Land Revaluation Law enacted in 1998, we revalued in the fiscal year ended March 2002 all of our real estate used for operating purposes. This law allows land used for operating purposes to be revalued only once during a specified revaluation period. The taxable amount of the difference in value arising from the revaluation is booked in the asset section of the balance sheet as a deferred tax asset stemming from land revaluation, and the remainder of the difference is booked as revaluation surplus of land (net of income

Domestic stocks investment by industry

	Mar. 2003	share (%)
Fishing, agriculture & forestry	¥ -	-
Mining	-	-
Construction	4,149	1.1
Manufacturing		
Foods	2,767	0.7
Textiles	4,189	1.1
Paper/pulp	2,060	0.5
Chemicals	30,724	8.0
Pharmaceuticals	6,421	1.7
Oil/coals	511	0.1
Rubber products	-	-
Glass/ceramics	2,625	0.7
Steel	9,385	2.4
Nonferrous metals	2,210	0.6
Metal products	148	0.0
Machinery	36,035	9.3
Electrical machinery	30,281	7.8
Transport equipment	3,478	0.9
Precision instruments	5,112	1.3
Other products	2,456	0.6
Electric/gas utilities	38,316	9.9
Transportation/ Communications		
Land transportation	42,635	11.0
Marine transportation	1,257	0.3
Air transportation	-	-
Warehousing & harbor transport services	359	0.1
Communications	2,470	0.6
Retail and wholesale		
Wholesale	12,682	3.3
Retail	1,856	0.5
Financial services/insurance/securities		
Banks	55,296	14.3
Securities & commodity futures	30,618	7.9
Insurance	23,034	6.0
Miscellaneous finance	9,020	2.3
Real estate	19,770	5.1
Services	6,148	1.6
Total	¥ 386,025	100.0

(¥ million)

taxes) in the equity section of the balance sheet. Valuation differences thereafter are not reflected in the financial statements but disclosed when a loss is recognized.

The total amount of our real estate held for investment purposes as of the end of March 2003 was ¥193.6 billion, an increase of 1.1% from the end of the previous fiscal year and representing 3.0% of total general account's assets. We own real estate for both operating and investment purposes. Our investments in real estate for operating purposes amount to 38.9% of our investments in real estate for investment purposes. Real estate held for investment purposes includes mainly commercial buildings held for rental income. Investments in real estate are diversified based on location within Japan and type of real estate.

Real estate investment (non-consolidated)

	Mar. 2003	Mar. 2002	Mar. 2001
Land	¥ 109	¥ 110	¥ 145
Buildings	66	70	73
Construction in progress	18	11	8
Total real estate	¥ 193	¥ 191	¥ 227
Real estate for corporate use	75	77	93
Real estate for rent	118	114	133
Total real estate	¥ 193	¥ 191	¥ 227

(¥ billion)

EMBEDDED VALUE

Embedded Value (EV)

Embedded value is the sum of the adjusted book value and the existing business value of a life insurance company. Adjusted book value is a measure of the net assets of a life insurance company calculated based on the company's audited financial statements and additional company information with respect to the various components of the financial statements. Existing business value is derived by placing a value on the stream of future after-tax profits which are projected to be generated from all existing policies, and adjusting for the cost of capital necessary to meet the target solvency margin. To project future after-tax profits for a life insurance company, it is necessary to make assumptions with regard to lapse, surrender, mortality and morbidity rates, expenses, taxation and investment return, among others. In general, the company's own operating experience, adjusted as appropriate to reflect reasonable future expectations, is used to develop these assumptions which are described below. The stream of projected after-tax profits, adjusted to reflect the cost of capital, is discounted to a single value and is referred to as the existing business value.

Our Embedded Values(1)

	Mar. 2003	Mar. 2002	Mar. 2001
Total embedded value	¥ 182.4(5)	¥ 225.8(5)	¥ 308.3(5)
Adjusted book value(2)	139.9	209.8	345.6
Existing business value(3)	42.5	16.0	(37.3)
Value of one year sales(4)	¥ 28.4	¥ 24.2	¥ 14.6

(¥ billion)

Notes:

(1) Embedded value depends on many assumptions including investment income, surrender and lapse ratio, mortality and morbidity ratio, operating expenses rate, and so on.

(2) Adjusted book value = total equity (excluding net unrealized gains (losses) on securities, fund (kikin) and expected disbursements from equity outside the company) + quasi-equity liabilities (i.e. reserve for price fluctuations, contingency reserve, unallotted portion of reserve for policyholder dividends and a portion of reserve for possible loan losses) adjusted for tax impact + net unrealized gains (losses) (after tax) on (i) available-for-sale securities (excluding yen denominated bonds), (ii) foreign exchange losses on foreign subsidiaries and (iii) off-balance sheet transactions (such as interest swaps) + net unrealized gains (losses) on real estate (after tax).

(3) Existing business value = present value of future after-tax profit on existing business in force – present value of the cost of capital. "Cost of capital" is the spread between the after-tax investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the target solvency margin ratio.

(4) Value of one year sales = present value, at the embedded value calculation date, of the projected after-tax profits of all policies sold in the most recent fiscal year – present value of the cost of capital. The value of one year sales is included in the total embedded value. For avoidance of doubt, new policies which have been acquired or will be acquired subsequent to the embedded value calculation date are not included in the value of one year sales.

(5) These embedded values do not reflect changes that may have occurred in the Company's operating experience or financial market conditions subsequent to the embedded value calculation dates.

Factors for Changes between March 31, 2002 and March 31, 2003

Listed below are the factors that had effects on our embedded value between the end of this fiscal year and the last. The principal reasons for the decrease in embedded value were the decrease in our adjusted book value due to falling asset prices such as share prices, as well as the reduction in internal reserves in our liabilities from liquidating reserves for price fluctuations. On the other hand, our strategic shifts towards protection-oriented products caused "Value of one year sales (fiscal 2002)" to increase. In addition, a decrease in our negative spreads also had a positive effect on the future values of outstanding policies.

Item	Increase (Decrease)
Embedded value as of March 31, 2002	¥ 225.8
Expected interest from EV as of March 31, 2002	13.5
Value of one year sales (fiscal 2002)	28.4
Change in asset value	-43.9
Differences between actual and projected business performance	-58.7
(Influence by the decrease of the reserve for price fluctuations)	(-39.3)
Change in assumptions	17.3
Embedded value as of March 31, 2003	¥ 182.4

(¥ billion)

Major Assumptions

a. In calculating embedded value, we have obtained a statement regarding embedded value calculation by Milliman Japan (the Japanese subsidiary of Milliman U.S.A., Inc.), a third-party organization (actuary firm) equipped with expert knowledge relating to actuarial calculations whom we commissioned to verify our calculation method, our assumptions, and the appropriateness of our calculation results. (To see the statement, please refer to our Web site: URL http://www.taiyo-seimei.co.jp/ir/e)

b. The assumptions are carefully selected to appropriately reflect our most recent results and reasonable expected future value. Despite such efforts, due to the nature of actuarial calculations projecting values over long-term, the actual value may differ significantly from the above calculation of embedded value.

	As of March 31, 2003	As of March 31, 2002	As of March 31, 2001
Discount rate	6%	6%	6%
Solvency margin ratio	600%	600%	600%
Investment yield	New investment yield 2.69%	New investment yield 2.24%	New investment yield 2.09%
Surrender and lapse	Based on the results for the past three fiscal years	Based on the results for the past three fiscal years	Based on the results for the past three fiscal years
Mortality and morbidity	Based on the results for the past three fiscal years	Based on the results for the past three fiscal years	Based on the results for the past three fiscal years
Operating expenses	Based on the results for the most recent fiscal year	Based on the results for the most recent fiscal year	Based on the results for the most recent fiscal year
Tax rate	36.1% (most recent effective tax rate)	36.1% (most recent effective tax rate)	36.1% (most recent effective tax rate)

Yields of major assets (%) — As of March 31, 2003

Category	Yield	Distribution
Bonds (J)	0.80	32.5
Loans	1.35	33.0
Deposits	0.03	2.0
Stocks (J)	6.74	8.5
Others	3.39	24.0

Yields of major assets (%) — As of March 31, 2002

Category	Yield	Distribution
Bonds (J)	1.31	37.9
Loans	1.85	32.2
Deposits	0.03	3.0
Stocks (J)	6.76	9.0
Other	3.03	17.9

Yields of major assets (%) — As of March 31, 2001

Category	Yield	Distribution
Bonds (J)	1.11	35.0
Loans	1.64	32.5
Deposits	0.50	2.0
Stocks (J)	7.10	11.0
Others	5.01	19.5

Sensitivities

Because assumptions used above include future projections that carry risks and uncertainties, future results may differ significantly from the calculated embedded value. The following demonstrates the effects changes in our assumptions have on embedded value:

Sensitivity analysis with changes in assumptions

As of March 31, 2003

		EV	Increase/ Decrease
Embedded value (base)		¥ 182.4	¥ -
Discount rate: 6% → 8%		169.8	-12.6
Discount rate: 6% → 4%		199.1	16.7
Solvency margin ratio: 600% → 700%		156.4	-26.0
Solvency margin ratio: 600% → 500%		208.1	25.7
Investment yield: +0.25%	Total Assets	243.6	61.2
	New Investment Assets	211.4	29.0
Investment yield: -0.25%	Total Assets	121.2	-61.2
	New Investment Assets	153.4	-29.0
Surrender/lapse ratio(1) : Base ¥ 110%		184.0	1.6
Surrender/lapse ratio(1) : Base ¥ 90%		¥ 180.9	¥ -1.5

(¥ billion)

Notes:
(1) The ratio of the surrender and lapse of individual insurance and annuities.

LIQUIDITY AND CAPITAL RESOURCES

Management Oversight of Liquidity

We recognize that liquidity management is one of the most important business aspects for financial institutions.

Based on this recognition, we have established a system by which we classify our cash flow situation in one of four ways – "net inflow phase," "net outflow phase," "crisis phase," and "major catastrophe phase" – according to urgency. We have management methods for each category and established measures to smoothly liquidate assets.

Regulatory Requirements

Pursuant to requirements under the Insurance Business Law, we maintain a policy reserve for the fulfillment of future obligations under life insurance contracts. The minimum amount to be set aside as policy reserve is determined based on actuarial calculations performed in accordance with regulations.

The two typical methods for calculating the policy reserve are the net level premium method and the Zillmer method. We use the former, which provides for a more generous amount of reserves and assumes the same amount of operating expenses over the premium payment period in calculating the amount of reserve required to fund all future policy benefits. The amount of policy reserve at the end of March 2003 was ¥6,134.2 billion, a decrease of 3.5% from the end of March 2002, partly as a result of a still high level of maturity benefits paid despite the amount declining from the end of the previous fiscal year. In addition to policy reserve amounts related to expected future insurance claims and other payments, a contingency reserve is included in the policy reserve to account for the risk of insurance payment events occurring at a higher than expected rate and the risk of our investment yields being lower than the assumed investment yields related to outstanding policies. Our contingency reserves increased 1.2% from the end of the previous fiscal year to ¥54.3 billion, due to provisions of ¥600 million.

Policy Reserve

	Mar. 2003	Mar. 2002	Mar. 2001
Policy reserve:			
Individual insurance	¥ 2,724	¥ 2,972	¥ 3,362
Individual annuities	2,539	2,506	2,375
Group insurance	9	9	8
Group annuities	801	813	788
Other insurance	4	4	4
Contingency reserve	54	53	106
Total	¥ 6,134	¥ 6,358	¥ 6,645

(¥ billion)

Solvency margin ratio

Our solvency margin ratio, an indicator of financial soundness and claims paying ability, declined 85.5 points from the end of the previous fiscal year to 681.5%, which is still considered a healthy level. The decrease was due primarily to a decline in net unrealized gains on securities resulting from a general decline in the stock market.

We intend to make every effort to manage our operations in a solid, financially healthy manner and thereby become an even more trusted life insurance company.

Solvency margin ratio (non-consolidated)

	Mar. 2003	Mar. 2002	Mar. 2001
Solvency margin ratio (A)/[(1/2)×(B)]×100	681.5%	767.0%	806.8%
(A) Total solvency margin amount	¥ 446	¥ 586	¥ 766
(1) Total equity	114	132	156
(2) Reserves for price fluctuation	2	54	47
(3) Contingency reserve	54	53	106
(4) Allowance for ordinary doubtful accounts	2	4	6
(5) Unrealized gains/losses on available-for-sale securities x 90%(100% if negative value)	2	42	212
(6) Unrealized gains/losses x 85% (100% if negative value)	-5	-9	-22
(7) Debt-type financing (e.g., subordinated loans)	85	85	85
(8) Deductions	-15	-10	-
(9) Other	206	223	174
(B) Total risks $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	131	152	189
(1) Equivalence to insurance risk R_1	32	32	31
(2) Equivalence to guaranteed interest rate risk R_2	30	35	46
(3) Equivalence to investment risk R_3	93	110	136
(4) Equivalence to business management risk R_4	¥ 3	¥ 3	¥ 4

(¥ billion)

We have used a revised calculation for the solvency margin ratio, an indicator carefully monitored by insurance regulators, since the fiscal year ended March 2000.

The solvency margin ratio indicates the extent of an insurer's ability to pay benefits and other payments in accordance with their insurance policies, even in the event of a sharp rise in claims stemming from a major catastrophe. The ratio is the total solvency margin amount divided by one-half of the total risks, expressed as a percentage. The major components of the numerator, the solvency margin amount, are funds,

File No. 82-34738

reserves for price fluctuation, the contingency reserve, allowance for doubtful accounts, unrealized gains on securities, and subordinated loans. The denominator, total risks, includes insurance risk, guaranteed interest rate risk, and investment risk, expressed in numerical terms. A solvency margin ratio below 200% can lead the Financial Services Agency to issue an order for the insurer to improve its operations.

Negative Spreads

Negative spread (non-consolidated)

	Mar. 2003	Mar. 2002	Mar. 2001
Negative spread	¥ 43	¥ 66	¥ 80
Average guaranteed interest rate (individual life and annuity insurance)	3.39%	3.85%	4.08%
Average guaranteed interest rate (individual and group)	3.17%	3.62%	3.84%

(¥ billion)

We calculate the premiums paid by policyholders by discounting the profits we expect to earn on investments by a discount rate called the guaranteed interest rate.

Life insurance companies have suffered from a negative spread in recent years, i.e., we have been unable to earn returns on our investment assets sufficient to cover the discounted portion because interest rates have been very low in recent years and stocks have been weak. In fiscal 2001, we began disclosing our negative spread based on industry standards.

Specifically, the negative spread is calculated as follows:

Negative spread = (base yield – average guaranteed interest rate) x general account's liability reserve

On a net basis we have gains, since the negative spread is covered by net actuarial gains from mortality and operating expense assumptions.

The amount of our negative spread declined 34.4% from the previous year to ¥43.4 billion in this fiscal year. With the average guaranteed interest rate for our policies in force declining each year faster than that for other life insurers, we believe our negative spread will continue to improve.

Cash Flows

Cash used in operating activities declined by ¥76.2 billion from the previous fiscal year to ¥207.6 billion, mainly as a result of a ¥62.5 billion decline in policy reserves to ¥224.6 billion owing to a decline in benefits paid at maturity.

Cash provided by investing activities increased by ¥82.7 billion to ¥247.5 billion. Of this total, ¥113.6 billion stemmed from net sales of marketable securities, ¥82.5 billion from net loan collections, and ¥43.8 billion from a net reduction of monetary trusts. In addition, cash used to acquire marketable securities increased by ¥205.0 billion from the previous fiscal year, but cash proceeds from sales of marketable securities increased by ¥294.6 billion, for a net increase of ¥82.7 billion.

Cash used in financing activities increased by ¥20.4 billion to ¥21.6 bllion, as cash from an increase in loans totaled ¥3.2 billion but cash used to redeem the capital fund amounted to ¥24.0 billion. Redemptions of the capital fund increased by ¥21.0 billion, resulting in a ¥20.4 billion increase in cash used in financing activities.

As a result of the above factors, cash and equivalents on a consolidated basis increased by ¥18.2 billion from the previous fiscal year to ¥172.4 billion, thanks to an increase of ¥26.0 billion in call loans.

The Balance Sheet and Adjusted Net Assets

		Mar. 2003	Mar. 2002	Mar. 2001
Consolidated	Total assets	¥ 6,549	¥ 6,855	¥ 7,376
	Total liabilities	6,431	6,134	6,675
	Policy reserves	6,358	7,047	6,723
	Total capital	116	1	177
	Net unrealized gains on investments (*1)	30	323	150
Non-consolidated	Adjusted net assets	341	455	677
	1. Capital (*2)	115	146	171
	Fund	-	24	27
	Reserve for redemption of capital fund	10	7	4
	2. Reserve for price fluctuations	2	54	47
	3. Contingency reserves	54	53	106
	4. Other (*3)	¥ 169	¥ 200	¥ 352

(¥ billion)

(*1) Starting with the fiscal year ended March 2001, net unrealized gains/losses on investments are included as a separate component of equity.

(*2) Total capital excluding net unrealized gains/losses on investments

(*3) Includes net unrealized gains/losses on securities, property and equipment; the portion in excess of cash surrender value; and the unappropriated amount of dividend reserves

Total assets (non-consolidated basis) at the end of this fiscal year were ¥6,549.6 billion, a decline of 4.5% compared with the previous year, primarily as a result of a decrease in income from insurance premium and a decline in unrealized gains on securities stemming from the decline in stocks.

File No. 82-34738

Adjusted net assets were ¥341.2 billion, a decline of 25.1% from the previous year, as a result of a ¥16.5 billion decrease in unrealized gains on securities stemming from the decline in stocks. Since the fiscal year ended March 2000, we have disclosed adjusted net assets, or equity plus reserves for price fluctuations and contingency reserves. This figure is one indicator used by insurance regulators to assess the financial soundness of life insurance companies.

Credit Ratings

Our financial strength ratings from Japanese and U.S. credit rating agencies, including Standard & Poor's (S&P), Japan Credit Rating Agency Ltd. (JCR), and Rating and Investment Information, Inc. (R&I), indicate that we have sufficient claims paying ability.

	Rating	Definition
S&P	A	An insurer rated "A" has STRONG financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings (AAA and AA).
JCR	A	A high degree of capacity for payment of insurance claims, and excellence in a few key factors of evaluation.
R&I	A	A high degree of capacity for payment of insurance claims, but has characteristics that are susceptible to worsening economic and political environments.

(As of June 30, 2003)

RISK MANAGEMENT

Basic Risk Management Philosophy

As the environment surrounding the insurance business rapidly changes, it is becoming more important than ever to properly grasp and manage a variety of risks involved in operating an insurance company.

At Taiyo Life, under the principle of self-responsibility, we place risk management as an integral part of our business for maintaining a healthy and appropriate operation. We are equipped with an internal management system to prevent risks that should be minimized, and to control risks we actively assume, keeping them in line with our equity and other measures of our financial capacity.

Risk Management Structure

To manage risks, our board of directors has established our Risk Management Basic Policy that takes our strategic goals into account. In keeping with this policy, we also have prepared rules defining specific procedures and authorities related to risk management.

In our organization, we have set up a centralized system related to risk management, and formed a Risk Management Committee to thoroughly enforce risk management. Under the committee, we have organized the ALM Committee, Investment Risk Committee and Administrative/System Risk Committee to make decisions related to risk management from an expert and practical perspective. Each committee is in



Insurance accountant (actuary)
Board of Directors
Board of statutory auditors
Statutory auditors
Independent auditors
Committee
Risk Management Committee
Specialist committees
ALM (Asset Liability Management) Committee
Investment Risk Committee
Administrative/ System Risk Committee
Company-wide risk management division
Comprehensive Risk Management Department
Types of risks
Underwriting risk
Liquidity risks (cash-flow risk and market liquidity risk)
Investment risks (market risk, credit risk, real-estate investment risk)
Administrative risk
System risk
Rumor risk
Affiliate risk
Legal risk
Internal audits
Business Auditing Department
Risk management divisions
Risk Management Department
Risk Management Department
Risk Management Department
Office Procedures Administration Department
Office Procedures Administration Department
General Affairs Department
General Affairs Department
Legal Department
Executive committee (Operations Department)
Head office divisions, domestic and overseas branch offices, subsidiaries, and affiliates

charge of the following risks:

1. ALM Committee: insurance underwriting risk, liquidity risk
2. Investment Risk Committee: investment risk
   (market risk, credit risk, real-estate investment risk)
3. Administrative/System Risk Committee: administrative risk, system risk

By establishing a risk management division for each risk category independent from profit-earning divisions, we have secured a mutual checking function. In addition, we also have established a risk management department as part of a complete system to comprehensively manage all risks.

Further, we check the effectiveness of our risk management by having our Business Auditing Department implement an internal audit.

Categorizing and Handling Risks

At Taiyo Life, we categorize, define and handle risks as follows:

Insuring risk

Insuring risk is the risk of suffering losses from the economic situation, insured event occurrence rate and other factors changing contrary to the assumption made at the time of setting the insurance premium.

We recognize the substantial long-term effect insuring risks have on company management. For this reason, we evaluate and analyze with insuring risks in mind when we develop or revise new or existing products for sale. In addition, even after sales, we continue to keep track of insuring risks and analyze them.

Liquidity risk

Liquidity risks can be categorized into cash-flow risk and market-liquidity risk.

Cash-flow risk

Cash-flow risk is the risk of suffering losses from deteriorating cash flows. The cash flow problem may be a decline in income from insurance premiums due to a decline in new businesses caused by deteriorating financial compositions, an increase in return premium payments due to large-volume surrenders or a single large surrender, or an outflow of funds due to a major catastrophe. In such cases, the company suffers losses by having to sell off assets at a much lower price than usual to secure funds.

Market-liquidity risk

Market-liquidity risk is the risk of suffering losses from not being able to trade in the market or having to trade at a significantly disadvantaged price than usual due to a volatile market and other factors.

Investment risk

We categorize and manage risks related to investment under market risk, credit risk and real-estate investment risk.
To maintain our good operational status while also increasing our income, we strive to control investment risks within the range of our capacity by setting an acceptable risk limit based on our total equity.

Market risk

Market risk is the risk of suffering losses from fluctuations in the price of assets owned by the company, caused by the fluctuation of a variety of risk factors such as interest rates, securities prices and exchange rates.

We control the overall market risks in market trading by employing VaR (value at risk), a widely used index for keeping track of market risk, and setting risk limits against the VaR figures. Other strict risk management measures we enforce include controlling the amount of risks by class of assets and setting position limits on derivatives trading and setting various end-of-day balance limits for the sake of market liquidity.
To eliminate interest risks of our assets and liabilities, we also categorize and manage some yen-denominated bonds as part of our policy reserve.

Credit risk

Credit risk is the risk of suffering losses from the reduction or loss of the debtor's asset values due to the deterioration of the debtor's financial conditions.

We manage these risks according to our proprietary credit ratings based on our assessments of debtors, stressing the monitoring of those debtors whose rating is below a certain standard. To eliminate the risk of credit concentration, we also calculate our invested balance by debtor group, and manage risks according to the level of credit concentration.

In addition to monitoring such individual debtors, we began a regular quantitative monitoring of credit risks starting this fiscal year to control credit risks in our portfolio.

Real-estate investment risk

Real-estate investment risk is the risk of suffering losses from the decline in the real-estate-related income due to fluctuations in rents and other factors, or the decline in actual real-estate prices due to changes in the market situation.

We recognize the nature of real-estate investment in which a large amount of capital is invested for a long period of time. Thus, we clearly define our investment and judging standards to which we adhere when acquiring real estate.

In addition, we select real estate investments to put under a special surveillance according to their unrealized capital losses and investment yields. We periodically inspect the monitoring status of such properties.

Administrative risk

Administrative risk is the risk of suffering losses from officers, employees and sales representatives neglecting to perform accurate administration, or causing accidents.

We recognize that administrative risks exist in all procedures of our operations, and have developed administrative rules, provide training for proper and efficient administrative procedures, and give administrative instructions to promote such training. In this way, we are establishing a highly reliable and accurate administrative management system to prevent and reduce administrative risks.

System risk

System risk is the risk of suffering losses from computer-system downtime, malfunction and other system flaws, as well as from the computer being used in an unlawful manner.

We recognize that information assets such as information and information systems are important assets for the company's business strategy and performance, and that they need to be utilized with validity and reliability. Under this recognition, we have established and enhanced a system-risk management system and formulated an information security policy to protect information assets from a variety of risks including malfunction, catastrophe, processing error, destruction, theft and leakage.

The policy stipulates that we must clearly define what information needs to be protected, and for what reason, as well as clearly define where the responsibility lies.

Rumor risk

Rumor risk is the risk of suffering losses from an increase in surrendered insurance policies or situations that affect the signing of new contracts caused by the spread of information or rumors through policyholders, the media, the Internet, and otherwise the general public regarding credit insecurity of our company or the life insurance industry in general.

We attempt to collect information and rumors related to rumor risks and strive to prevent their occurrence. In addition, we are prepared to take measures to minimize damages should a rumor risk occur.

Affiliate risk

Affiliate risk is the risk of suffering losses from an affiliate's deteriorated balance book or an affiliate's risks being publicly known, among other things.

To handle such risks with appropriate measures, we are building a risk management system for each affiliate, and keeping track of situations in which risks occur.

Legal risk

Legal risk is the risk of generating expenses such as compensation for damages and litigation expenses due to lawsuits and other disputes caused by neglecting to comply with the law.

We strive to prevent and minimize legal risk by having our legal department and lawyers implement legal compliance inspections.

SELECTED FINANCIAL DATA
(unaudited)

Major Financial Figures (non-consolidated)

(¥ billion, %, persons) ($ millions)

Item (Year ended March 31)	1997	1998	1999	2000	2001	2002	2003	2003
Ordinary revenue	¥ 1,563	¥ 1,670	¥ 1,613	¥ 1,475	¥ 1,387	¥ 1,591	¥ 1,385	$ 11,524
Ordinary profit	22	35	9	20	20	18	23	191
Net income (after tax)	14	15	8	20	4	11	4	39
Equity	46	71	132	167	321	177	117	975
Total fund (including reserve for redemption of fund)	1	1	1	31	31	31	10	83
Unrealized gains/losses on available-for-sale	-	-	-	-	150	30	1	12
Adjusted net assets	-	-	-	818	677	455	341	2,838
Equity (excluding unrealized gains/losses on available-for-sale securities)	-	-	-	167	171	146	115	962
Reserve for price fluctuation	-	-	-	45	47	54	2	17
Contingency reserves	-	-	-	101	106	53	54	451
Other (including gains/losses on marketable securities)	-	-	-	504	352	200	169	1,405
Total assets	6,703	6,825	6,969	7,081	7,266	6,834	6,528	54,309
Special account assets	91	70	94	127	98	83	53	441
Policy reserve	6,366	6,471	6,510	6,624	6,645	6,358	6,134	51,033
Loans	2,737	2,755	2,533	2,469	2,408	2,309	2,229	18,544
Marketable securities	2,835	2,968	3,559	3,872	4,063	3,883	3,664	30,483
Solvency margin ratio	-	873.0%	869.1%	1,050.3%	806.8%	767.0%	681.5%	-
Base profits	¥ -	¥ -	¥ -	¥ -	¥ 13	¥ 13	¥ 28	$ 238
Reserve for policyholder dividends, as % of retained earnings for appropriation	102.3%	100.2%	188.5%	120.4%	300.4%	95.9%	68.7%	-
Policies in force (individual life and annuities)	¥ 15,091	¥ 15,126	¥ 15,129	¥ 15,185	¥ 15,172	¥ 15,232	¥ 15,268	$ 127,026
Individual life	10,457	10,448	10,186	10,034	9,958	10,217	10,500	87,356
Policies in force (group insurance)	10,926	9,139	9,689	10,204	10,378	11,022	10,979	91,346
Policies in force (group annuities)	700	744	739	781	788	813	801	6,668
New business (individual life and annuities)	2,120	1,989	1,857	1,847	1,931	2,188	2,175	18,098
Individual life	1,720	1,650	1,339	1,333	1,458	2,047	2,091	17,396
Income from insurancepremiums	1,280	1,328	1,234	1,155	1,097	1,019	887	7,386
Premium income	1,280	1,328	1,234	1,155	1,097	1,018	887	7,385
Surrendered/lapsed individual life and annuity policies	827	1,023	916	998	1,201	1,209	1,318	10,971
Average guaranteed interest rate on policies in force	4.83%	4.62%	4.38%	4.06%	3.84%	3.62%	3.17%	-
Average guaranteed interest rate on individual life and annuities	5.14%	4.89%	4.59%	4.31%	4.08%	3.85%	3.39%	-
Yield on general account assets	3.19%	3.16%	3.09%	2.82%	2.52%	2.48%	1.31%	-

Item (Year ended March 31)	1997	1998	1999	2000 (¥ billion, %, persons)	2001	2002	2003	2003 ($ millions)
Unrealized gains on securities (general account)	¥ 630	¥ 417	¥ 272	¥ 369	¥ 239	¥ 52	¥ 35	$ 297
Unrealized gains on domestic stocks	506	284	193	336	153	3	(62)	(523)
Unrealized gains on domestic bonds	114	109	67	57	97	55	89	740
Unrealized gains/losses on foreign securities on foreign securities	18	33	12	(23)	(5)	(4)	11	98
Unrealized gains on land (general account)	-	-	(2)	(20)	(22	0)	(5)	(48)
Unrealized gains/losses from derivatives (general account)	20	26	22	23	21	15	8	72
Nikkei Stock Average level at which unrealized gains disappear (yen)	10,600	11,500	11,600	10,880	9,970	11,400	9,680	8,053
Non-performing loans	-	85	80	72	17	14	11	92
Reserve for possible loan losses + amount covered by collateral and guarantees	-	92	95	73	19	16	11	98
No. of employees	17,094	15,868	16,261	15,482	14,252	13,734	13,461	-
No. of sales representatives	10,756	9,848	10,450	10,111	9,276	8,948	8,808	-
No. of agents	-	241	488	672	685	690	740	-

Notes:

1.The "other" portion of adjusted net assets includes net gains/losses on securities, property and equipment; the portion in excess of cash surrender value; and the unappropriated amount of dividend reserves.

2.Since 2000, total assets have been calculated with allowance for doubtful accounts as a deductible item.

3.Solvency margin ratios for 1998, 1999, 2000, and 2001 are calculated differently as a result of some changes in the calculation criteria as stipulated in Financial Services Agency/Ministry of Finance Announcement No. 1 and 9, 1999; Financial Services Agency/Ministry of Finance Announcement No. 2, 2000; and Financial Services Agency/Ministry of Finance Announcement No. 19, 2001.

4.The reserve for policyholder dividends as a percentage of retained earnings for appropriation is the total amount of reserve for policyholder dividends and reserve for balanced dividends to policyholders, as a percentage of retained earnings for appropriation as calculated based on Article 27 of the Enforcement Regulations Concerning the Insurance Business.

5.The amount of individual annuity policies in force is the total of annuity assets at the time annuity payments start for policies taken out before the payments start, and the policy reserves for policies after the annuity payments start.

6.The amount of group annuity policies in force represents the amount of policy reserves.

7.The denominator of the yield calculation formula is the daily average balance on a book value basis, and the numerator is "investment income minus investment expenses" in the ordinary profit/loss section. Since fiscal 1999, the yield has been calculated by deducting allowance for doubtful accounts from total investment assets.

8.Net unrealized gains/losses on land are based on the latest official assessed values.

9.The amount of allowance for doubtful accounts + amount covered by collateral and guarantees is relative to the amount of non-performing loans.

10.U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120.20=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31,2003.

New Policies by Products

Number of policies (one policy)

(Year ended March 31)	2000	% of total	2001	% of total	2002	% of total
Individual Insurance and Annuity						
1 Endowment with medical protection	152,823	24.4%	110,845	19.8%	166,042	32.7%
2 Term Insurance With Survival Benefits	50,285	8.0%	48,755	8.7%	92,925	18.3%
3 Whole Life Nursing Care Insurance	-	-	26,290	4.7%	21,213	4.2%
4 Whole Life Insurance with term	26,781	4.3%	19,173	3.4%	26,417	5.2%
5 Special Whole Life Insurance with Term	-	-	-	-	10,611	2.1%
6 Endowment With Term Insurance	18,296	2.9%	34,506	6.2%	47,268	9.3%
Sub.Total (Protection-oriented Products)	248,185	39.6%	239,569	42.9%	364,476	71.8%
1 Endowment With Maturity Dividends	81,022	12.9%	74,087	13.3%	11,191	2.2%
2 Himawari Insurance	101,333	16.2%	64,963	11.6%	62,958	12.4%
3 Others	16,427	2.6%	19,448	3.5%	14,539	2.9%
4 Individual Annuity Insurance	180,441	28.8%	160,953	28.8%	54,699	10.8%
Sub.Total (Savings-oriented Products)	379,223	60.4%	319,451	57.1%	143,387	28.2%
Total	627,408	100.0%	559,020	100.0%	507,863	100.0%
Group Insurance	274,399	-	7,116,502	-	1,058,504	-
Group Annuity Insurance	172,766	-	69,740	-	64,970	-
Others	7,652	-	18,072	-	19,161	-
Worker's Asset-Formation Life Insurance	77	-	90	-	89	-
Worker's Asset-Formation Annuity Insurance	35	-	42	-	23	-
Medical Care Insurance	3,219	-	10,214	-	10,956	-
Disability Income Insurance	4,301	-	7,726	-	8,093	-
Reinsurance	20	-	-	-	-	-
Total	1,082,225	-	7,763,334	-	1,650,498	-

Insurance in Force by Products

Individual Insurance and Annuity						
1 Endowment with medical protection	3,116,727	41.5%	2,751,186	39.0%	2,515,738	39.9%
2 Term Insurance With Survival Benefits	283,791	3.8%	294,741	4.2%	350,768	5.6%
3 Whole Life Nursing Care Insurance	-	-	23,563	0.3%	39,604	0.6%
4 Whole Life Insurance with term	129,036	1.7%	136,227	1.9%	151,345	2.4%
5 Special Whole Life Insurance with Term	-	-	-	-	10,286	0.2%
6 Endowment With Term Insurance	17,494	0.2%	41,820	0.6%	72,072	1.1%
Sub.Total (Protection-oriented Products)	3,547,048	47.2%	3,247,537	46.0%	3,139,813	49.8%
1 Endowment With Maturity Dividends	289,728	3.9%	317,492	4.5%	298,300	4.7%
2 Himawari Insurance	1,532,080	20.4%	1,367,724	19.4%	1,090,301	17.3%
3 Others	481,778	6.4%	424,421	6.0%	136,455	2.2%
4 Individual Annuity Insurance	1,662,670	22.1%	1,699,938	24.1%	1,641,281	26.0%
Sub.Total (Savings-oriented Products)	3,966,256	52.8%	3,809,575	54.0%	3,166,337	50.2%
Total	7,513,304	100.0%	7,057,112	100.0%	6,306,150	100.0%
Group Insurance	20,881,773	-	26,716,627	-	27,840,482	-
Group Annuity Insurance	10,030,953	-	9,751,315	-	9,449,470	-
Others	152,966	-	162,574	-	176,473	-
Worker's Asset-Formation Life Insurance	1,144	-	1,108	-	1,064	-
Worker's Asset-Formation Annuity Insurance	839	-	836	-	820	-
Medical Care Insurance	113,196	-	119,015	-	135,103	-
Disability Income Insurance	36,520	-	40,412	-	38,804	-
Reinsurance	1,267	-	1,203	-	682	-
Total	38,578,996	-	43,687,628	-	43,772,575	-

File No. 82-34738

		(¥ million)							
2003		2000		2001		2002		2003	
	% of total		% of total		% of total		% of total		% of total
¥ 215,704	52.0%	¥ 370,351	20.0%	¥ 274,941	14.2%	¥ 425,401	19.4%	¥ 1,135,397	52.2%
48,683	11.7%	326,787	17.7%	347,667	18.0%	662,910	30.3%	360,964	16.6%
12,458	3.0%	-	-	105,465	5.5%	90,309	4.1%	53,673	2.5%
34,962	8.4%	133,429	7.2%	92,039	4.8%	108,870	5.0%	108,374	5.0%
9,671	2.3%	-	-	-	-	26,245	1.2%	22,841	1.0%
24,355	5.9%	160,300	8.7%	345,277	17.9%	568,172	26.0%	331,950	15.3%
345,833	83.3%	990,868	53.6%	1,165,389	60.3%	1,881,908	86.0%	2,013,201	92.5%
2,672	0.6%	120,420	6.5%	110,729	5.7%	21,187	1.0%	6,198	0.3%
26,368	6.4%	87,377	4.7%	58,002	3.0%	58,376	2.7%	24,387	1.1%
8,789	2.1%	134,565	7.3%	124,042	6.4%	86,492	4.0%	47,281	2.2%
31,422	7.6%	514,408	27.8%	473,607	24.5%	140,190	6.4%	84,419	3.9%
69,251	16.7%	856,772	46.4%	766,381	39.7%	306,247	14.0%	162,287	7.5%
¥ 415,084	100.0%	¥ 1,847,641	100.0%	¥ 1,931,771	100.0%	¥ 2,188,155	100.0%	¥ 2,175,488	100.0%
366,680	-	181,594	-	77,808	-	275,098	-	106,777	-
162,151	-	230	-	46	-	31	-	77	-
22,753	-	133	-	141	-	153	-	14	-
92	-	9	-	1	-	4	-	10	-
12	-	0	-	0	-	0	-	0	-
22,649	-	3	-	32	-	15	-	4	-
-	-	113	-	106	-	133	-	-	-
-	-	5	-	-	-	-	-	-	-
¥ 966,668	-	¥ 2,029,599	-	¥ 2,009,768	-	¥ 2,463,439	-	¥ 2,282,358	-

¥ 2,348,734	40.7%	¥ 4,721,372	31.1%	¥ 4,275,064	28.2%	¥ 4,066,117	26.7%	¥ 4,536,286	29.7%
355,373	6.2%	1,647,267	10.8%	1,757,690	11.6%	2,177,355	14.3%	2,228,556	14.6%
45,546	0.8%	-	-	94,392	0.6%	163,140	1.1%	188,453	1.2%
174,710	3.0%	869,410	5.7%	872,562	5.8%	896,821	5.9%	917,585	6.0%
18,027	0.3%	-	-	-	-	25,375	0.2%	42,831	0.3%
72,150	1.2%	153,065	1.0%	395,255	2.6%	770,299	5.1%	799,698	5.2%
3,014,540	52.2%	7,391,115	48.7%	7,394,965	48.7%	8,099,108	53.2%	8,713,413	57.1%
281,581	4.9%	617,925	4.1%	653,286	4.3%	614,735	4.0%	572,682	3.8%
774,481	13.4%	1,205,425	7.9%	1,086,926	7.2%	868,741	5.7%	618,198	4.0%
126,417	2.2%	819,562	5.4%	823,625	5.4%	634,735	4.2%	595,911	3.9%
1,577,951	27.3%	5,150,971	33.9%	5,213,729	34.4%	5,015,596	32.9%	4,768,400	31.2%
2,760,430	47.8%	7,793,885	51.3%	7,777,568	51.3%	7,133,809	46.8%	6,555,191	42.9%
¥ 5,774,970	100.0%	¥ 15,185,001	100.0%	¥ 15,172,534	100.0%	¥ 15,232,917	100.0%	¥ 15,268,605	100.0%
27,347,394	-	10,204,689	-	10,378,308	-	11,022,784	-	10,979,994	-
9,052,307	-	781,343	-	788,777	-	813,240	-	801,587	-
197,582	-	5,077	-	4,978	-	4,671	-	4,543	-
1,045	-	2,633	-	2,630	-	2,554	-	2,569	-
797	-	1,313	-	1,340	-	1,354	-	1,371	-
161,810	-	49	-	88	-	125	-	145	-
33,930	-	623	-	483	-	526	-	457	-
-	-	457	-	435	-	111	-	-	-
¥ 42,372,253	-	¥ 26,176,111	-	¥ 26,344,598	-	¥ 27,073,613	-	¥ 27,054,731	-

Premium Income by Products

(¥ million)

(Year ended March 31)	1999	% of total	2000	% of total	2001	% of total
Individual Insurance and Annuity						
1 Endowment with medical protection	¥ 429,977	39.3%	¥ 393,966	40.5%	¥ 354,064	38.7%
2 Whole Life Insurance with term	19,391	1.8%	22,321	2.3%	24,035	2.6%
3 Whole Life Nursing Care Insurance	-	-	-	-	9,876	1.1%
4 Term Insurance With Survival Benefits	43,221	3.9%	44,174	4.5%	46,545	5.1%
5 Endowment With Term Insurance	-	-	1,313	0.1%	4,949	0.5%
6 Special Whole Life Insurance with Term	-	-	-	-	-	-
Sub.Total (Protection-oriented Products)	492,590	45.0%	461,776	47.5%	439,469	48.0%
1 Endowment With Maturity Dividends	53,634	4.9%	90,461	9.3%	87,720	9.6%
2 Himawari Insurance	239,726	21.9%	164,390	16.9%	139,205	15.2%
3 Others	57,187	5.2%	53,683	5.5%	48,702	5.3%
4 Individual Annuity Insurance	251,876	23.0%	202,144	20.8%	199,754	21.8%
Sub.Total (Savings-oriented Products)	602,424	55.0%	510,680	52.5%	475,384	52.0%
Total	¥ 1,095,015	100.0%	¥ 972,456	100.0%	¥ 914,853	100.0%
Group Insurance	29,854	-	31,929	-	33,655	-
Group Annuity Insurance	108,813	-	150,034	-	147,859	-
Others	895	-	788	-	822	-
Worker's Asset-Formation Life Insurance	450	-	428	-	397	-
Worker's Asset-Formation Annuity Insurance	117	-	109	-	105	-
Medical Care Insurance	179	-	197	-	277	-
Disability Income Insurance	97	-	50	-	41	-
Reinsurance	51	-	2	-	-	-
Total	¥ 1,234,579	-	¥ 1,155,208	-	¥ 1,097,191	-

(¥ million)

	2002	% of total	2003	% of total
Individual Insurance and Annuity				
1 Endowment with medical protection	¥ 341,652	40.8%	¥ 331,419	43.5%
2 Whole Life Insurance with term	40,873	4.9%	61,404	8.1%
3 Whole Life Nursing Care Insurance	13,379	1.6%	12,810	1.7%
4 Term Insurance With Survival Benefits	69,362	8.3%	78,026	10.2%
5 Endowment With Term Insurance	9,251	1.1%	10,296	1.4%
6 Special Whole Life Insurance with Term	3,703	0.4%	4,833	0.6%
Sub.Total (Protection-oriented Products)	478,222	57.1%	498,789	65.4%
1 Endowment With Maturity Dividends	26,125	3.1%	16,049	2.1%
2 Himawari Insurance	142,371	17.0%	94,686	12.4%
3 Others	27,189	3.2%	15,179	2.0%
4 Individual Annuity Insurance	163,921	19.6%	137,470	18.0%
Sub.Total (Savings-oriented Products)	359,608	42.9%	263,385	34.6%
Total	¥ 837,830	100.0%	¥ 762,175	100.0%
Group Insurance	35,572	-	36,210	-
Group Annuity Insurance	144,637	-	88,365	-
Others	954	-	1,033	-
Worker's Asset-Formation Life Insurance	378	-	363	-
Worker's Asset-Formation Annuity Insurance	98	-	91	-
Medical Care Insurance	447	-	545	-
Disability Income Insurance	30	-	31	-
Reinsurance	-	-	-	-
Total	¥ 1,018,994	-	¥ 887,784	-

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Taiyo Life Insurance Company

We have audited the accompanying consolidated balance sheets of Taiyo Life Insurance Company and its consolidated subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, expressed in Japanese yen, present fairly, in all material respects, the consolidated financial position of Taiyo Life Insurance Company and its consolidated subsidiaries as of March 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in note 1 to the consolidated financial statements, the Company changes its methods of accounting for reserve for employees' retirement benefits after September 30, 2002.

The U.S. dollar amounts in the accompanying consolidated financial statements as of, and for the year ended March 31, 2003 are presented solely for the convenience of the reader. Our audit also included recomputation of the translated Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in note 2 to the consolidated financial statements.

Shin Nihon & Co.

Shin Nihon & Co.
Tokyo, Japan
June 26, 2003

See Note 1 (a) to the consolidated financial statements that explains the basis of preparation of the consolidated financial statements of Taiyo Life Insurance Company and its consolidated subsidiaries under Japanese accounting principles and practices

Consolidated Balance Sheets

The Taiyo Mutual Life Insurance Co.
As of March 31

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits	¥ 53,508	0.8	¥ 45,264	0.7	¥ (8,244)	$ 376,573
Call Loans	101,580	1.5	127,580	1.9	26,000	1,061,397
Monetary Claims Purchased	54,995	0.8	41,966	0.6	(13,028)	349,141
Monetary Trusts (note 5)	95,933	1.4	55,619	0.8	(40,314)	462,726
Securities (notes 5 and 15)	3,884,267	56.7	3,662,688	55.9	(221,579)	30,471,614
Loans (note 6)	2,290,537	33.4	2,207,937	33.7	(82,599)	18,368,866
Property and Equipment	192,004	2.8	194,088	3.0	2,083	1,614,711
Due from Reinsurers	1	0.0	24	0.0	23	207
Other Assets	109,617	1.6	126,725	1.9	17,107	1,054,289
Deferred Tax Assets (note 10)	66,792	1.0	79,222	1.2	12,429	659,087
Deferred Tax Assets on Land Revaluation	11,956	0.2	12,129	0.2	173	100,912
Reserve for Possible Loan Losses	(5,876)	(0.1)	(3,610)	(0.1)	2,265	(30,039)
Total Assets	¥ 6,855,318	100.0	¥ 6,549,636	100.0	¥ (305,682)	$54,489,487
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 22,458		¥ 18,399		¥ (4,058)	$ 153,077
Policy reserve	6,358,848		6,134,247		(224,601)	51,033,669
Reserve for policyholder dividends (note 12)	74,036		67,293		(6,742)	559,846
Total Policy Reserves	6,455,343	94.2	6,219,940	95.0	(235,402)	51,746,594
Due to Reinsurers	24	0.0	25	0.0	1	213
Other Liabilities (note 14)	139,372	2.0	168,433	2.6	29,060	1,401,274
Reserve for Employees' Retirement Benefits (note 11)	25,073	0.4	29,158	0.4	4,084	242,583
Reserve for Directors' and Corporate Auditors' Retirement Benefits	491	0.0	492	0.0	0	4,099
Allowance for Policyholder Dividends	-	-	11,267	0.2	11,267	93,743
Reserve for Price Fluctuations	54,911	0.8	2,132	0.0	(52,779)	17,739
Deferred Tax Liabilities (note 10)	150	0.0	112	0.0	(37)	939
Total Liabilities	6,675,367	97.4	6,431,564	98.2	(243,803)	53,507,188
Minority Interests	2,103	0.0	1,765	0.0	(338)	14,684
Equity:						
Fund	24,000	0.4	-	-	(24,000)	-
Reserve for Redemption of Fund	7,000	0.1	10,000	0.2	3,000	83,194
Reserve for Revaluation	13	0.0	13	0.0	-	109
Surplus	137,787	2.0	125,973	1.9	(11,814)	1,048,033
Land Revaluation	(21,163)	(0.3)	(21,470)	(0.3)	(306)	(178,622)
Net Unrealized Gains on Securities	30,264	0.4	1,842	0.0	(28,422)	15,328
Translation Adjustments	(54)	(0.0)	(51)	(0.0)	(2)	(427)
Total Equity	177,847	2.6	116,307	1.8	(61,539)	967,615
Total Liabilities, Minority Interests and Equity	¥ 6,855,318	100.0	¥ 6,549,636	100.0	¥ (305,682)	$54,489,487

See notes to consolidated financial statements.

Consolidated Statements of Operations

The Taiyo Mutual Life Insurance Co.
Years ended March 31

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Ordinary Revenue:						
Income from Insurance Premiums (note 3)	¥ 1,019,041		¥ 887,942		¥ (131,099)	$ 7,387,204
Investment Income (note 4)	244,247		229,025		(15,221)	1,905,370
Other Ordinary Income	339,867		284,866		(55,000)	2,369,941
Equity in Income of Affiliated Companies	350		-		(350)	-
Total Ordinary Revenue	1,603,506	100.0	1,401,834	100.0	(201,672)	11,662,517
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	917,359		718,110		(199,248)	5,974,299
Annuity payments	74,514		87,121		12,607	724,806
Insurance benefits	121,200		121,707		507	1,012,542
Surrender payments	225,199		174,597		(50,601)	1,452,557
Other payments	30,030		36,784		6,753	306,030
Total Insurance Claims and Other Payments	1,368,304		1,138,322		(229,981)	9,470,236
Provision for Policy and Other Reserves:						
Provision for outstanding claims	3,625		-		(3,625)	-
Interest portion of reserve for policyholder dividends	1,070		564		(505)	4,700
Total Provision for Policy and Other Reserves	4,696		564		(4,131)	4,700
Investment Expenses (note 4)	81,008		93,621		12,612	778,877
Operating Expenses	84,869		84,795		(73)	705,455
Other Ordinary Expenses	46,597		60,895		14,297	506,614
Equity in Loss of Affiliated Companies	-		2,571		2,571	21,393
Total Ordinary Expenses	1,585,475	98.9	1,380,770	98.5	(204,705)	11,487,277
Ordinary Profit	18,030	1.1	21,063	1.5	3,032	175,239
Extraordinary Gains (note 13)	1,448	0.1	55,045	3.9	53,597	457,951
Extraordinary Losses (note 13)	9,111	0.6	70,481	5.0	61,369	586,365
Income Before Income Taxes	10,367	0.6	5,628	0.4	(4,738)	46,826
Income Taxes (note 10):						
Current	1,452	0.1	171	0.0	(1,281)	1,422
Deferred	(2,440)	(0.2)	3,736	0.3	6,177	31,089
Minority Interests	(287)	(0.0)	136	0.0	423	1,132
Net Income	¥ 11,642	0.7	¥ 1,584	0.1	¥ (10,058)	$ 13,181

See notes to consolidated financial statements.

Consolidated Statements of Surplus

The Taiyo Mutual Life Insurance Co.
Years ended March 31

	2002	2003	Increase (decrease)	2003
	(Millions of yen)			*(Thousands of U.S. dollars)*
Balance at Beginning of Year	¥ 142,346	¥ **137,787**	¥ **(4,558)**	$ **1,146,319**
Additions:				
Net income	11,642	**1,584**	**(10,058)**	**13,181**
Increase in surplus due to reverse of land revaluation	-	**306**	**306**	**2,550**
Increase in surplus due to deconsolidated companies	166	**1,157**	**990**	**9,630**
Increase in surplus due to newly affiliated companies	726	**-**	**(726)**	**-**
Total additions	12,536	**3,048**	**(9,487)**	**25,363**
Deductions:				
Transfer to reserve for policyholder dividends	11,101	**10,855**	**(246)**	**90,309**
Transfer to redemption reserve fund	3,000	**3,000**	**-**	**24,958**
Interest on fund	597	**874**	**277**	**7,278**
Bonus to directors and corporate auditors	63	**58**	**(5)**	**484**
Decrease in surplus due to deconsolidated companies	2,331	**74**	**(2,257)**	**618**
Total deductions	17,095	**14,862**	**(2,232)**	**123,649**
Balance at End of Year	¥ 137,787	¥ **125,973**	¥ **(11,814)**	$ **1,048,033**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

The Taiyo Mutual Life Insurance Co.
Years ended March 31

	2002	2003	Increase (decrease)	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Cash flows from operating activities:				
Income before income taxes	¥ 10,367	¥ **5,628**	¥ **(4,738)**	$ **46,826**
Depreciation of real estate for rent	2,545	**2,373**	**(172)**	**19,745**
Amortization of goodwill due to consolidation	(1)	**38**	**40**	**324**
Other depreciation and amortization	3,753	**4,377**	**624**	**36,421**
Increase (decrease) in reserve for outstanding claims	3,625	**(4,058)**	**(7,684)**	**(33,765)**
Decrease in policy reserve	(287,124)	**(224,601)**	**62,523**	**(1,868,562)**
Increase in reserve for policyholder dividends	1,070	**564**	**(505)**	**4,700**
Decrease in reserve for possible loan losses	(671)	**(2,265)**	**(1,593)**	**(18,847)**
Increase in reserve for employees' retirement benefits	1,497	**4,084**	**2,587**	**33,984**
Increase in allowance for policyholder dividends	-	**11,267**	**11,267**	**93,743**
Increase (decrease) in reserve for price fluctuations	6,929	**(52,779)**	**(59,708)**	**(439,093)**
Interest, dividends and income from real estate for rent	(162,688)	**(149,645)**	**13,043**	**(1,244,973)**
Losses on investment securities	7,119	**60,460**	**53,340**	**502,995**
Interest expense	1,986	**1,982**	**(4)**	**16,493**
Exchange (gains) losses	(11,243)	**8,235**	**19,479**	**68,518**
Losses on sale or disposal of property and equipment	1,524	**850**	**(673)**	**7,078**
Equity in net (income) losses of affiliated companies	(350)	**2,571**	**2,921**	**21,393**
Decrease in amount due from agency	96	**-**	**(96)**	**-**
(Increase) decrease in amount due from reinsurers	37	**(23)**	**(60)**	**(196)**
Increase in other assets	(3,574)	**(7,104)**	**(3,530)**	**(59,107)**
Increase in amount due to reinsurers	0	**1**	**0**	**11**
Increase (decrease) in other liabilities	(788)	**1,634**	**2,423**	**13,601**
Other, net	(111)	**171**	**282**	**1,429**
Sub-total	(426,000)	**(336,232)**	**89,767**	**(2,797,279)**
Interest, dividends and income from real estate for rent received	163,822	**149,063**	**(14,759)**	**1,240,128**
Interest paid	(1,986)	**(1,855)**	**131**	**(15,436)**
Policyholder dividends	(18,540)	**(18,162)**	**377**	**(151,104)**
Income taxes paid	(1,246)	**(469)**	**777**	**(3,907)**
Net cash used in operating activities	¥ (283,952)	¥ **(207,657)**	¥ **76,294**	**$ (1,727,598)**

	2002	2003	Increase (decrease)	2003
	(Millions of yen)			(Thousands of U.S. dollars)
Cash flows from investing activities:				
Net decrease in short-term investments	¥ 1,168	¥ **534**	¥ **(633)**	$ **4,450**
Investments in monetary claims purchased	(160,988)	**(156,976)**	**4,011**	**(1,305,963)**
Proceeds from sale and redemption of monetary claims purchased	235,896	**170,166**	**(65,729)**	**1,415,693**
Investments in monetary trusts	(32,206)	**(2,271)**	**29,934**	**(18,897)**
Proceeds from monetary trusts	22,750	**46,139**	**23,389**	**383,859**
Purchase of securities	(2,857,264)	**(3,062,353)**	**(205,088)**	**(25,477,146)**
Sale and redemption of securities	2,881,376	**3,176,026**	**294,650**	**26,422,846**
Investment in loans	(532,432)	**(677,181)**	**(144,748)**	**(5,633,789)**
Collection of loans	634,446	**759,781**	**125,334**	**6,320,974**
Other, net	(24,519)	**1,231**	**25,750**	**10,245**
Sub-total	168,226	**255,096**	**86,870**	**2,122,271**
Total of net cash provided by (used in) operating activities and investment transactions as above	(115,726)	**47,439**	**163,165**	**394,672**
Purchase of property and equipment	(7,832)	**(7,921)**	**(88)**	**(65,902)**
Proceeds from sale of property and equipment	4,477	**375**	**(4,101)**	**3,125**
Net cash received related to purchase of subsidiaries	-	**30**	**30**	**249**
Net cash provided by investing activities	164,870	¥ **247,581**	¥ **82,710**	**2,059,744**
Cash flows from financing activities:				
Proceeds from debt	7,000	**9,350**	**2,350**	**77,787**
Repayments of debt	(4,535)	**(6,075)**	**(1,539)**	**(50,540)**
Fund repayments	(3,000)	**(24,000)**	**(21,000)**	**(199,667)**
Interest paid related to fund	(597)	**(874)**	**(277)**	**(7,278)**
Dividends paid to minority interests	(12)	**(36)**	**(23)**	**(300)**
Net cash used in financing activities	(1,145)	**(21,636)**	**(20,490)**	**(180,000)**
Effect of exchange rate changes on cash and cash equivalents	65	**2**	**(62)**	**20**
Net increase (decrease) in cash and cash equivalents	(120,162)	**18,290**	**138,452**	**152,165**
Cash and cash equivalents at beginning of year	295,891	**154,178**	**(141,712)**	**1,282,685**
Decrease in cash and cash equivalents due to deconsolidated subsidiaries	(21,550)	**-**	**21,550**	**-**
Cash and cash equivalents at end of year (note 16)	¥ 154,178	¥ **172,469**	¥ **18,290**	$ **1,434,851**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Taiyo Mutual Life Insurance Co.

Note 1: Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company has converted from a mutual company to a joint stock corporation since April 1, 2003.

The accompanying consolidated financial statements are compiled from those prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the years ended March 31, 2002 and 2003 were 7 and 8, respectively. Taiyo Building Management Co., Ltd., was included in the consolidated financial statements from the date of its incorporation, April 1, 2002. Taiyo Life Lease Ltd. changed its name to T&D Taiyo Daido Lease Ltd. on August 1, 2002.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the years ended March 31, 2002 and 2003 were 4 and 3, respectively. As of July 1, 2002, T&D Taiyo Daido Asset Management Co., Ltd. has been merged with Daido Life Investment Trust Management Co., Ltd. and changed its name to T&D Asset Management Co., Ltd. Taiyo Fire & Marine Insurance Company Ltd., which was previously affiliated company, has been accounted for the cost method since April 1, 2002, resulted by the reduction in control of its equity shares.

There are other affiliated companies which are accounted for under the cost method. The aggregate impact of such companies to the consolidated financial statements is immaterial.

The financial statements of subsidiary located outside Japan are prepared with a fiscal year end of December 31. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Investments in securities other than those of subsidiaries and affiliates

Investments in securities are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. Unrealized gains and losses on trading securities are reported in the statement of operations. With respect to the calculation of the fair value, the average price prevailing in March is applied for equity securities and the month-end price of March is applied for securities other than equity securities. Unrealized gains and losses on marketable available-for sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The purpose of investment securities designated to or policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are carried at amortized cost, matching the accounting treatment of reserves on insurance policies. Realized gains and losses on policy-reserve-matching bonds, are based on cost as determined by the moving average method.

The Company manages the policy-reserve-matching bonds portion of its investment portfolio to match the duration of these investments with each category of insurance policy, which is adjusted periodically based upon the changing characteristics of the Company's underlying policies. The Company's management policies for policy-reserve-matching bonds include both investment policies and risk management guidelines. Based on these guidelines, the Company categorizes insurance policies into (1) personal insurance policies with maturities less than 25 years, (2) policies for defined contribution corporate pension insurance and group pure endowment insurance policies with respect to group annuity insurance, (3) lump-sum endowment insurance policies, and (4) personal pension insurance policies during the year ended March 31, 2002. During the year ended March 31, 2003, the Company integrated the savings-oriented products (3) lump-sum endowment insurance and (4) personal pension insurance with the (1) personal insurance policies with maturity less than 25 years category. Management merged these categories to better match the asset volume for investment activities relating to these product categories. There was no impact to the financial condition or results of operations as a result of this integration.

(d) Foreign currency translation

(i)Foreign currency accounts
Foreign currency monetary assets and liabilities (including derivatives and securities) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in March.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(ii)Foreign currency financial statements of consolidated subsidiaries
Assets, liabilities, income and expenses of subsidiary located outside Japan are translated into Japanese yen at the exchange rate in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(e) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for a reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualization. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Since the Company converted its organization from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends for the year ended March 31, 2003 through this allowance.

Allowance for policyholder dividends will be absorbed into the reserve for policyholder dividends from April 1, 2003.

(h) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach.

Through the year ended March 31, 2002, unrecognized net gains or losses was charged or credited to income in the following fiscal year. However, it was charged or credited to income when recognized in order to improve the financial condition after September 30, 2002. As a result of the accounting change, ordinary profit decreased by ¥3,700 million (U.S.$30,784 thousand) and income before income taxes decreased by ¥3,700 million (U.S.$30,784 thousand) for the year ended March 31, 2003.

(j) Reserve for directors' and corporate auditors' retirement benefits

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company and its consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(k) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(l) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

Accumulated depreciation of property and equipment as of March 31, 2002 and 2003 was ¥88,615 million and ¥92,160 million (U.S.$766,723 thousand), respectively.

(m) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(n) Leases

The Company and its subsidiaries are party to lease contracts both as a lessee and as a lessor.

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company and its subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(o) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to unappropriated surplus. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2003 accounted to ¥5,850 million (U.S.$48,669 thousand).

(p) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(q) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(r) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

Note 2:

U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥120.20 = U.S.$1, which is the approximate rate prevailing at March 31, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

Note 3:

Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance commissions amounting to ¥46 million and ¥157 million (U.S.$1,307 thousand) for the years ended March 31, 2002 and 2003, respectively.

Note 4:

Investment Income and Expenses

The following information summarizes the components of investment income and expenses:

	For the years ended March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Investment income:			
Interest, dividends and income from real estate for rent	¥ 162,688	¥ **149,645**	$ **1,244,973**
Gains from monetary trusts, net	-	**3,554**	**29,568**
Gains on sale of securities	66,529	**70,429**	**585,937**
Foreign exchange gains, net	11,243	**-**	**-**
Other investment income	3,785	**5,395**	**44,891**
Total	¥ 244,247	¥ **229,025**	$ **1,905,370**
Investment expenses:			
Interest expense	¥ 1,986	¥ **1,982**	$ **16,493**
Losses from monetary trusts, net	430	**-**	
Losses on sale of securities	37,298	**42,100**	**350,252**
Devaluation losses on securities	3,174	**24,930**	**207,406**
Amortization of securities	260	**-**	**-**
Losses from derivatives, net	26,117	**630**	**5,247**
Foreign exchange losses, net	-	**8,235**	**68,518**
Write-off of loans	161	**373**	**3,107**
Depreciation of real estate for rent	2,545	**2,373**	**19,745**
Other investment expenses	2,848	**3,888**	**32,347**
Losses on separate accounts, net	6,184	**9,106**	**75,757**
Total	¥ 81,008	¥ **93,621**	$ **778,877**

Note 5: Investments in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 are summarized below:

	As of March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Securities:			
Trading	¥ 79,971	¥ 51,290	$ 426,710
Available-for-sale:			
with fair value	2,497,920	2,581,565	21,477,248
without fair value	96,760	98,154	816,593
	2,594,681	2,679,719	22,293,841
Held-to-maturity:			
with fair value	168,025	7,459	62,055
Policy-reserve-matching:			
with fair value	1,035,918	909,294	7,564,849
Non-consolidated subsidiaries and affiliates	5,670	14,923	124,157
	¥ 3,884,267	¥ 3,662,688	$ 30,471,614
Monetary trusts:			
Trading	¥ 95,883	¥ 55,569	$ 462,310
Available-for-sale	50	50	415
	¥ 95,933	¥ 55,619	$ 462,726

Investments in trading securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 are summarized below:

	As of March 31 (Millions of yen)			
	2002		2003	
	Fair value	Unrealized Gains (Losses)	Fair value	Unrealized Gains (Losses)
Securities	¥ 79,971	¥ 1,401	¥ 51,290	¥ (4,820)
Monetary trusts	95,883	1,354	55,569	1,633
Total	¥ 175,855	¥ 2,755	¥ 106,860	¥ (3,187)

	As of March 31, 2003 (Thousands of U.S. dollars)	
	Fair value	Unrealized Gains (Losses)
Securities	$ 426,710	$ (40,104)
Monetary trusts	462,310	13,587
Total	$ 889,021	$ (26,517)

Fair value information on investments in available-for-sale, held-to-maturity securities and policy-reserve-matching bonds held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 is summarized below:

	As of March 31, 2002 (Millions of yen)		
	Carrying Amount	*Gross Unrealized Gains*	*Gross Unrealized Losses*
Available-for-sale:			
Public and corporate bonds	¥ 1,330,185	¥ 53,546	¥ (2,572)
Domestic stocks	563,124	63,798	(60,374)
Foreign securities	575,176	17,403	(22,005)
Other securities	29,434	218	(2,350)
Total	¥ 2,497,920	¥ 134,966	¥ (87,302)

During the year ended March 31, 2002, impairment losses of ¥556 million were charged to income.

	As of March 31, 2002 (Millions of yen)		
	Amortized Cost	*Gross Unrealized Gains*	*Gross Unrealized Losses*
Held-to-maturity:			
Public and corporate bonds	¥ 168,025	¥ 1,721	¥ (2,185)

	As of March 31, 2002 (Millions of yen)		
	Amortized Cost	*Gross Unrealized Gains*	*Gross Unrealized Losses*
Policy-reserve-matching:			
Public and corporate bonds	¥ 1,035,918	¥ 6,516	¥ (1,160)

	As of March 31, 2003 (Millions of yen)		
	Carrying Amount	*Gross Unrealized Gains*	*Gross Unrealized Losses*
Available-for-sale:			
Public and corporate bonds	**¥ 1,499,778**	**¥ 56,430**	**¥ (779)**
Domestic stocks	**360,148**	**10,356**	**(73,382)**
Foreign securities	**679,699**	**34,208**	**(22,233)**
Other securities	**41,938**	**83**	**(2,531)**
Total	**¥ 2,581,565**	**¥ 101,079**	**¥ (98,927)**

During the year ended March 31, 2003, impairment losses of ¥82,272 million (U.S.$684,466 thousand) were charged to income.

	As of March 31, 2003 (Millions of yen)		
	Amortized Cost	*Gross Unrealized Gains*	*Gross Unrealized Losses*
Held-to-maturity:			
Public and corporate bonds	**¥ 7,459**	**¥ 717**	**¥ -**

	As of March 31, 2003 (Millions of yen)		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Policy-reserve-matching:			
Public and corporate bonds	¥ 909,294	¥ 32,869	¥ (37)

	As of March 31, 2003 (Thousands of U.S. dollars)		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:			
Public and corporate bonds	$ 12,477,360	$ 469,474	$ (6,488)
Domestic stocks	2,996,242	86,159	(610,501)
Foreign securities	5,654,739	284,595	(184,968)
Other securities	348,906	694	(21,063)
Total	$ 21,477,248	$ 840,925	$ (823,022)

	As of March 31, 2003 (Thousands of U.S. dollars)		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Held-to-maturity:			
Public and corporate bonds	$ 62,055	$ 5,970	$ -

	As of March 31, 2003 (Thousands of U.S. dollars)		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Policy-reserve-matching:			
Public and corporate bonds	$ 7,564,849	$ 273,459	$ (313)

Available-for-sale securities without readily obtainable fair value held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 are summarized below:

	As of March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Available-for-sale:			
Domestic stocks	¥ 6,758	¥ 8,102	$ 67,407
Foreign securities	90,000	90,000	748,752
Other securities	1	52	433
Total	¥ 96,760	¥ 98,154	$ 816,593

Impairment losses of ¥216 million and ¥322 million (U.S.$2,680 thousand) were charged to income during the years ended March 31, 2002 and 2003, respectively.

Gross gains of ¥66,529 million and ¥48,650 million (U.S.$404,743 thousand), and gross losses of ¥37,295 million and ¥40,613 million (U.S.$337,881 thousand) were realized on the sale of available-for-sale securities for the years ended March 31, 2002 and 2003, respectively. Total proceeds on such sales amounted to ¥2,373,399 million and ¥1,375,727 million (U.S.$11,445,320 thousand) for the years ended March 31, 2002 and 2003, respectively.

Gross gains of ¥20,901 million (U.S.$173,886 thousand), and gross losses of ¥1,486 million (U.S.$12,371 thousand) were realized through the sale of policy-reserve-matching bonds for the year ended March 31, 2003. Total proceeds on such sales amounted to ¥1,333,339 million (U.S.$11,092,672 thousand).

During the year ended March 31, 2003, the Company sold certain held-to-maturity securities, with a net book value of ¥7,714 million (U.S.$64,182 thousand), and recognized net gains amounting to ¥736 million (U.S.$6,125 thousand). In addition, the Company reclassified certain held-to-maturity securities, with a net book value of ¥152,858 million (U.S.$1,271,703 thousand), into available-for-sale securities. These changes to the held-to-maturing portfolio with respect of the Company's reorganization of the classification for policy-reserve-matching-bonds are described in note 1 (c), above. In this regard, certain held-to-maturity securities, relating to policy classifications which were merged, were no longer required to be maintained as held-to-maturity securities due to the change of the future cash projection. As a result of the change of classification of such held-to-maturity securities, the balance of securities increased by ¥3,279 million (U.S.$27,285 thousand) and net unrealized gains on securities increased by ¥2,095 million (U.S.$17,435 thousand).

The carrying value of bonds classified as available-for sale, held-to-maturity securities and policy-reserve-matching bonds at March 31, 2002 and 2003, by contractual maturity date, is shown below:

	As of March 31, 2002 (Millions of yen)				
	Due in one year or less	*Due after one year through five years*	*Due after five years through ten years*	*Due after ten years*	*Total*
Public and corporate bonds	¥ 208,556	¥ 999,887	¥ 1,069,529	¥ 256,155	¥ 2,534,129
Foreign securities	37,984	165,996	254,504	51,698	510,184
Other securities	-	12,825	7,280	-	20,106
Total	¥ 246,540	¥ 1,178,710	¥ 1,331,314	¥ 307,854	¥ 3,064,420

	As of March 31, 2003 (Millions of yen)				
	Due in one year or less	*Due after one year through five years*	*Due after five years through ten years*	*Due after ten years*	*Total*
Public and corporate bonds	**¥ 245,858**	**¥ 1,094,790**	**¥ 883,471**	**¥ 192,412**	**¥ 2,416,532**
Foreign securities	**13,250**	**224,403**	**304,960**	**87,798**	**630,413**
Other securities	**41**	**13,297**	**15,204**	**-**	**28,543**
Total	**¥ 259,151**	**¥ 1,332,491**	**¥ 1,203,636**	**¥ 280,210**	**¥ 3,075,489**

	As of March 31, 2003 (Thousands of U.S. dollars)				
	Due in one year or less	*Due after one year through five years*	*Due after five years through ten years*	*Due after ten years*	*Total*
Public and corporate bonds	**$ 2,045,413**	**$ 9,108,074**	**$ 7,350,009**	**$ 1,600,767**	**$ 20,104,265**
Foreign securities	**110,238**	**1,866,914**	**2,537,111**	**730,438**	**5,244,702**
Other securities	**348**	**110,629**	**126,491**	**-**	**237,469**
Total	**$ 2,156,000**	**$ 11,085,619**	**$ 10,013,612**	**$ 2,331,205**	**$ 25,586,437**

Note 6: Loans

Delinquent loans of the Company and its consolidated subsidiaries are summarized below:

	As of March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Loans to bankrupt companies	¥ 90	¥ 389	$ 3,241
Past due loans	2,009	1,587	13,208
Loans overdue for three months or more	6,504	5,709	47,497
Restructured loans	5,764	3,710	30,871
Total	¥ 14,369	¥ 11,397	$ 94,820

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the years ended March 31, 2002 and 2003 amounted to ¥830 million and ¥950 million (U.S.$7,911 thousand), respectively. Past due loans decreased due to write-offs by ¥841 million and ¥190 million (U.S.$1,585 thousand) for the years ended March 31, 2002 and 2003, respectively.

The Company's outstanding loan commitments with borrowers are summarized as follows:

	As of March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Total loan commitment	¥ 1,400	¥ 11,862	$ 98,692
Less amount drawn down	240	-	-
Residual loan commitment	¥ 1,160	¥ 11,862	$ 98,692

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures provide ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitments do not necessarily represent future cash requirements.

Note 7: Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations such as total notional amount, credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. The front, back and middle offices are performed by different departments for each dealing function. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of March 31, 2002 and 2003. Notional amounts do not represent exposure to credit loss.

	As of March 31, 2002 *(Millions of yen)*			
	Notional amounts			
	Over one year	*One year or less*	*Current market or fair value*	*Valuation Gains (Losses)*
Interest rate swaps	¥ 430,974	¥ 40,200	¥ 17,526	¥ 17,526
Foreign exchange contracts sold	-	230,505	232,159	(1,653)
Foreign currency options sold (call)	-	58,866	835	(367)
Foreign currency options bought (put)	-	55,745	127	(341)
Credit derivatives sold	5,000	-	(41)	(41)
Total valuation gains, net				¥ 15,122

	As of March 31, 2003 *(Millions of yen)*			
	Notional amounts			
	Over one year	*One year or less*	*Current market or fair value*	*Valuation Gains (Losses)*
Interest rate swaps	**¥ 253,447**	**¥ 183,555**	**¥ 14,289**	**¥ 14,289**
Foreign exchange contracts sold	-	**396,180**	**401,455**	**(5,275)**
Foreign exchange contracts bought	-	**27,510**	**27,570**	**60**
Foreign currency options sold (call)	-	**47,730**	**359**	**(75)**
Foreign currency options bought (put)	-	**44,800**	**13**	**(271)**
Bond options bought (call)	-	**5,000**	**8**	**1**
Bond options bought (put)	-	**22,000**	**27**	**73**
Credit derivatives sold	**10,000**	-	**(69)**	**(69)**
Total valuation gains, net				**¥ 8,733**

	As of March 31, 2003 (Thousands of U.S. dollars)			
	Notional amounts			
	Over one year	*One year or less*	*Current market or fair value*	*Valuation Gains (Losses)*
Interest rate swaps	$ 2,108,550	$ 1,527,081	$ 118,877	$ 118,877
Foreign exchange contracts sold	-	3,296,006	3,339,899	(43,892)
Foreign exchange contracts bought	-	228,869	229,372	502
Foreign currency options sold (call)	-	397,089	2,993	(624)
Foreign currency options bought (put)	-	372,714	111	(2,256)
Bond options bought (call)	-	41,597	69	14
Bond options bought (put)	-	183,028	226	614
Credit derivatives sold	83,194	-	-577	(577)
Total valuation gains, net				$ 72,657

Note 8:

Separate Accounts

The balance sheets include assets and an equivalent amount of liabilities related to separate accounts, amounting to ¥83,332 million and ¥53,100 million (U.S.$441,768 thousand), as of March 31, 2002, and 2003, respectively.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although the assets are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Investment securities held under the separate accounts are deemed to be trading securities based on the accounting standards for financial instruments, and are stated at fair value. Cost is determined based on the moving average method.

Note 9: Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

(1) As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2002 and 2003 are summarized as follows:

	For the years ended March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Acquisition cost:			
Equipment	¥ 2,349	¥ **2,255**	$ **18,765**
Other	49	**62**	**518**
Total	2,398	**2,317**	**19,283**
Accumulated depreciation:			
Equipment	505	**875**	**7,281**
Other	26	**38**	**319**
Total	532	**913**	**7,600**
Net carrying value:			
Equipment	1,843	**1,380**	**11,483**
Other	22	**23**	**199**
Total	¥ 1,865	¥ **1,404**	$ **11,683**

Obligation under finance leases as of March 31, 2002 and 2003 are as follows:

	For the years ended March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Due within one year	¥ 452	¥ **456**	$ **3,796**
Due after one year	1,451	**1,004**	**8,360**
Total	¥ 1,903	¥ **1,461**	$ **12,157**

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2002 and 2003 were ¥466 million and ¥541 million (U.S.$4,502 thousand), respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2002 and 2003 are as follows:

	For the years ended March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Depreciation	¥ 415	¥ **482**	$ **4,013**
Imputed interest cost	75	**80**	**670**

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

(2) As Lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards for the year ended March 31, 2002 and 2003 are summarized as follows.

Leased assets included in the accompanying balance sheets accounted for under the operating lease accounting are summarized as follows:

	For the years ended March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Acquisition cost:			
Equipment	¥ 52,272	¥ **53,822**	$ **447,777**
Other	1,760	**3,063**	**25,483**
Total	54,032	**56,885**	**473,261**
Accumulated depreciation:			
Equipment	26,607	**27,824**	**231,485**
Other	561	**1,021**	**8,499**
Total	27,168	**28,846**	**239,984**
Carrying value:			
Equipment	25,664	**25,998**	**216,292**
Other	1,199	**2,041**	**16,983**
Total	¥ 26,863	¥ **28,039**	$ **233,276**

The amounts equivalent to the minimum lease payments to be received as of March 31, 2002 and 2003 are as follows:

	For the years ended March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Due within one year	¥ 10,275	¥ **11,633**	$ **96,786**
Due after one year	23,011	**22,547**	**187,583**
Total	¥ 33,287	¥ **34,181**	$ **284,369**

Gross lease income, recovery to the principal amount and net lease income if the Company applied the finance lease accounting to non-ownership-transfer finance leases for the years ended March 31, 2002 and 2003 are as follows:

	For the years ended March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Gross lease income	¥ 9,855	¥ **11,821**	$ **98,351**
Recovery to principal amount	8,189	**9,993**	**83,144**
Net lease income	1,465	**1,996**	**16,608**

Note 10: Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent. The effective tax rates differ from the normal statutory rate for the following reasons:

	For the year ended March 31	
	2002	**2003**
Statutory tax rate	36.1%	**36.1%**
Reserve for policyholder dividends	(37.8)	**-**
Repayment of foreign tax deduction	(4.4)	**-**
Effect of equity in net loss of affiliated companies	-	**20.6**
Minimum taxes required for insurance companies under Japanese tax legislation	-	**13.9**
Other	(3.4)	**(1.1)**
Effective tax rate	(9.5)%	**69.4%**

Significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 are summarized below:

	As of March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Deferred tax assets:			
Policy reserves	¥ 53,063	**¥ 47,177**	**$ 392,487**
Reserve for possible loan losses	1,208	**1,134**	**9,441**
Reserve for employees' retirement benefits	7,646	**9,624**	**80,067**
Reserve for price fluctuations	19,822	**769**	**6,404**
Impairment losses on securities	1,227	**62**	**521**
Tax loss carryforward	-	**20,885**	**173,752**
Elimination of unrealized gains on consolidation	22	**45**	**375**
Other	2,549	**2,022**	**16,823**
Total deferred tax assets	85,540	**81,720**	**679,872**
Deferred tax liabilities:			
Deferred gain on sale of real estate	(385)	**(377)**	**(3,141)**
Accrued dividend income	(1,153)	**(1,235)**	**(10,281)**
Unrealized gain on available-for-sale securities	(17,206)	**(874)**	**(7,273)**
Deferred gain on revaluation for consolidation	(150)	**(112)**	**(939)**
Other	(2)	**(10)**	**(88)**
Total deferred tax liabilities	(18,898)	**(2,611)**	**(21,724)**
Net deferred tax asset	¥ 66,642	**¥ 79,109**	**$ 658,148**
Amounts recognized in consolidated balance sheet:			
Assets	¥ 66,792	**¥ 79,222**	**$ 659,087**
Liabilities	(150)	**(112)**	**(939)**
	¥ 66,642	**¥ 79,109**	**$ 658,148**

Note 11: Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	For the year ended March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Service cost	¥ 1,693	¥ 1,622	$ 13,495
Interest cost	1,021	1,020	8,486
Expected return on assets	(315)	(305)	(2,545)
Amortization of unrecognized net loss	1,539	3,944	32,813
Net periodic pension cost	3,938	6,280	52,250
Amortization of transition obligation	-	-	-
Total pension cost	¥ 3,938	¥ 6,280	$ 52,250

Assumptions used in accounting for the plans were as follows:

	For the year ended March 31	
	2002	2003
Discount rate	3.0%	2.5%
Expected long-term rate of return on assets	3.5%	3.5%

Retirement benefits are allocated to periods of employees' service based on the benefit/years-of-service approach. All of unrecognized net gain or loss is charged or credited to income in the following fiscal year for the year ended March 31, 2002. However, it was charged or credited to income when recognized in order to improve the financial condition after September 30, 2002.

The plans' funded status as of March 31, 2002 and 2003 is summarized below:

	As of March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Projected benefit obligation	¥ 34,059	¥ 37,568	$ 312,551
Plan assets	(8,742)	(8,410)	(69,968)
Unrecognized net gain (loss)	(243)	-	-
Reserve for employees' retirement benefits	¥ 25,073	¥ 29,158	$ 242,583

Note 12: Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the years ended March 31, 2002 and 2003 are as follows:

	For the year ended March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Balance at beginning of year	¥ 80,404	¥ 74,036	$ 615,942
Transfer to reserves from surplus in previous year	11,101	10,855	90,309
Policyholder dividends	(18,540)	(18,162)	(151,104)
Increase in interest	1,070	564	4,700
Balance at end of year	¥ 74,036	¥ 67,293	$ 559,846

Note 13: Extraordinary Gains and Losses

Extraordinary gains for the years ended March 31, 2002 and 2003 are as follows:

	For the year ended March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Gains on sale of property and equipment	¥ 405	¥ 2	$ 16
Reversal of reserve for price fluctuations	-	52,779	439,093
Reversal of reserve for possible loan losses	672	2,112	17,574
Other	370	152	1,267
	¥ 1,448	¥ 55,045	$ 457,951

Extraordinary losses for the years ended March 31, 2002 and 2003 are as follows:

	For the year ended March 31		
	(Millions of yen)		(Thousands of U.S. dollars)
	2002	2003	2003
Losses on sale, disposal and devaluation of property and equipment	¥ 1,929	¥ 852	$ 7,095
Provision for reserve for price fluctuations	6,929	-	-
Impairment losses on equity securities included in trust account	-	57,664	479,740
Provision for allowance for policyholder dividends	-	11,267	93,743
Other	252	695	5,786
	¥ 9,111	¥ 70,481	$ 586,365

Note 14: Other Liabilities

Other liabilities included ¥85,000 million (U.S.$707,154 thousand) of subordinated borrowings as of March 31, 2002 and 2003.

Note 15: Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥3,507 million and ¥2,908 million (U.S.$24,199 thousand) as of March 31, 2002 and 2003, respectively. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥11,606 million and ¥12,440 million (U.S.$103,498 thousand) as of March 31, 2002 and 2003, respectively. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

A portion of the Company's investments in securities, amounting to ¥24,650 million and ¥19,889 million (U.S.$165,472 thousand) were pledged for the benefit of the Policyholder Protection Corporation as of March 31, 2002 and 2003, respectively, in order to secure such future contributions.

Note 16: Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of March 31		
	(Millions of yen)		*(Thousands of U.S. dollars)*
	2002	**2003**	**2003**
Cash and deposits			
Less: deposits with an original maturity of more than three months	¥ 53,508	¥ **45,264**	$ **376,573**
	(910)	**(375)**	**(3,119)**
Call loans	101,580	**127,580**	**1,061,397**
Cash and cash equivalents	¥ 154,178	¥ **172,469**	$ **1,434,851**

Note 17: Segment Information

Segment information is not required to be disclosed since ordinary revenue and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of ordinary revenue and total assets, respectively.

Note 18: Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

(1) Subscribed capital

Equity in the balance sheet of the Company as of April 1, 2003 has been adjusted as follows in accordance with the plan of reorganization prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital reserve	37,500
Surplus:		Retained earnings:	
Legal reserve for future losses	311	Appropriated retained earnings	683
Appropriated retained earnings	96,335	Unappropriated retained earnings	60,612
Unappropriated retained earnings	30,512	Total Retained earnings	61,296
Total Surplus	127,159	Land revaluation	(21,470)
Land revaluation	(21,470)	Net unrealized gains on securities	1,547
Net unrealized gains on securities	1,547		
Total Equity	¥ 117,249	Total Equity	¥ 116,373

(Thousands of U.S. dollars)

As of March 31, 2003			As of April 1, 2003		
Description		Amount	Description		Amount
(Equity)			(Equity)		
Reserve for redemption of fund	$	83,194	Common stock	$	311,980
Reserve for revaluation		109	Capital reserve		311,980
Surplus:			Retained earnings:		
Legal reserve for future losses		2,589	Appropriated retained earnings		5,690
Appropriated retained earnings		801,458	Unappropriated retained earnings		504,266
Unappropriated retained earnings		253,850	Total Retained earnings		509,956
Total Surplus		1,057,898	Land revaluation		(178,622)
Land revaluation		(178,622)	Net unrealized gains on securities		12,873
Net unrealized gains on securities		12,873			
Total Equity	$	975,453	Total Equity	$	968,167

Note: For total equity as of April 1, 2003, ¥875 million (U.S.$7,286 thousand) has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

These adjustments would effect to the equity of the consolidated balance sheet as follows:

(Millions of yen)

As of March 31, 2003			As of April 1, 2003		
Description		Amount	Description		Amount
(Equity)			(Equity)		
Reserve for redemption of fund	¥	10,000	Common stock	¥	37,500
Reserve for revaluation		13	Capital reserve		37,500
Surplus		125,973	Retained earnings		60,110
Land revaluation		(21,470)	Land revaluation		(21,470)
Net unrealized gains on securities		1,842	Net unrealized gains on securities		1,842
Translation adjustments		(51)	Translation adjustments		(51)
Total Equity	¥	116,307	Total Equity	¥	115,431

(Thousands of U.S. dollars)

As of March 31, 2003			As of April 1, 2003		
Description		Amount	Description		Amount
(Equity)			(Equity)		
Reserve for redemption of fund	$	83,194	Common stock	$	311,980
Reserve for revaluation		109	Capital reserve		311,980
Surplus		1,048,033	Retained earnings		500,091
Land revaluation		(178,622)	Land revaluation		(178,622)
Net unrealized gains on securities		15,328	Net unrealized gains on securities		15,328
Translation adjustments		(427)	Translation adjustments		(427)
Total Equity	$	967,615	Total Equity	$	960,328

Note: For total equity as of April 1, 2003, ¥875 million (U.S.$7,286 thousand) has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥875 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652). The amount has been reclassified into accrued liabilities and paid the day after the reorganization (April 1, 2003).

CORPORATE HISTORY

May 1893	Founded as the Nagoya Life Insurance Co., Ltd.
April 1930	Head Office moved to current location in Nihonbashi, Tokyo.
February 1948	Established as The Taiyo Mutual Life Insurance, Tokyo.
April 1964	Number of branches surpasses 100.
September 1974	10-year Kenko Himawari product launched.(Endowment with medical protection)
September 1978	Total assets surpassed ¥1 trillion
May 1986	Taiyo Life asset Management of America, established in the U.S.A.
October 1991	Total assets surpassed ¥5 trillion.
November 1991	*Outstanding insurance policies exceed ¥20 trillion.*
October 1996	Sales agreement formed with Taiyo Fire and Marine Insurance Co,. Ltd.
January 1999	Broad business alliance formed with Daido Life Insurance Company.
June 1999	The group name, "T&D Life Group" was announced.
July 1999	Established Taiyo Information Industry Ltd. Announced the formation of a business alliance among five types of financial businesses. Called Financial One, the alliance consists of Taiyo Life, Daido Life Insurance Company, Nipponkoa Insurance Co., Ltd., UFJ Bank Limited, UFJ Trust Bank Limited, and UFJ Tsubasa Securities, Co., Ltd. as of June 2002.
October 1999	Launched T&D Taiyo Daido Asset Management Co., Ltd. through a merger of domestic asset management company. Also launched T&D Confirm Co., Ltd. by integrating the operations of a confirmation company.
November 1999	Endowment insurance with term rider "Happy Melody F Series" launched.
April 2000	Whole life nursing care "Tokoton Nursing Care F Series" launched.
September 2000	Full-scale operation of Customer Service Center began.
April 2001	Every sales representative started to carry a latest model of portable personal computer.
June 2001	Daido Life and Taiyo Life selected as sponsors for the former Tokyo Life Insurance Company (presently T&D Financial Life Insurance Company). Began employing the integrated information system "NET'S 01."
August 2001	Announced a business partnership with Nipponkoa Insurance Co., Ltd. in the field of non-life insurance. Announced the merger of Nipponkoa Insurance Co., Ltd. and Taiyo Fire & Marine Insurance Co., Ltd.
October 2001	Integrated Daido Life's system division with Taiyo Information Industry Ltd. to establish T&D Information System Company. Launched "Rakuchin Service" to handle loans to policyholders via telephone and the Internet. Launched "Taiyo Life's Special Whole Life Insurance Long For F Series." T&D Financial Life Insurance Company began operation under the new name.
March 2002	Began sales of Nipponkoa Insurance Co., Ltd.'s non-life insurance products.
April 2002	Formulated the Fifth Mid-Term Business Plan. Nipponkoa Insurance Co., Ltd. and Taiyo Fire & Marine Insurance Co., Ltd. merged. Established Taiyo Building Management Company. Launched "Kenko Series Lady^2 Series." Launched "Kenko Series Mister^2 Series."
July 2002	Established T&D Asset Management Company through a merger between T&D Taiyo-Daido Asset Management Company and Daido Life Investment Trust Management Co., Ltd.
August 2002	Daido Life Lease Co. transfers operations to Taiyo Life Lease Co., changing the trade name to T&D Taiyo Daido Lease Ltd.
April 2003	Demutualized to a joint-stock company (37.5 billion yen in capital, 37.5 billion yen in capital reserves). Listed on the First Section of the Tokyo Stock Exchange. Launched "Taiyo Life's Hoken Kumikyoku," or "Life Insurance free Design."

In April 2002, Daido Life Insurance Company demutualized.

SUBSIDIARIES AND AFFILIATES

(As of March 31, 2003)

Subsidiaries

Japan

Taiyo Life Career Staff Co., Ltd.
Human resources

Taiyo Life Office Support Co., Ltd.
Administrative support services

T&D Confirm Ltd.
Policyholder Confirmation

T&D Taiyo Daido Lease Ltd.
Leasing operations

Taiyo Credit Guarantee Co., Ltd.
Credit and real estate appraisal services

Toyo Insurance Agency Co., Ltd.
Life/Casualty insurance administration services

Taiyo Building Management Co., Ltd.
Real estate management services

Affiliates

Japan

T&D Asset Management Co., Ltd.
Investment advisory services

T&D Financial Life Insurance Company
Life Insurance

T&D Information Systems, Ltd.
Computer software and systems services

Sinopia T&D Asset Management Co., Ltd.
Investment advisory services

USA

T&D Asset Management (U.S.A.) Inc.
Investment advisory services

Grand Caymans

T&D Asset Management Cayman Inc.
Investment advisory services

INVESTOR INFORMATION

Head Office

11-2, Nihonbashi 2-chome,
Chuo-ku, Tokyo 103-0027, Japan
Phone: +81 (3) 3272-6211
IR Contact:
Planning Department
Phone: +81 (3) 3231-8982

Web Site Address

http://www.taiyo-seimei.co.jp/ir/e

Stock Exchange Information

The common stock of Taiyo Life Insurance Company is listed on the First Section of the Tokyo Stock Exchange in Japan. (Code: 8796)

Other English Reports

In addition to this annual report, Financial Summary "Tanshin" Report on consolidated and non-consolidated basis is also available in English on a quarterly basis on the IR page of Taiyo Life's Web site.

Annual General Meeting

The annual meeting of Taiyo Life Insurance Company is normally held in June each year in Tokyo, Japan.

Independent Certified Public Accountants

Shin Nihon & Co.

Corporate Information (As of April 1, 2003)

Established:	February 1948 (Founded in May 1893)
Branches Offices:	147
Employees:	13,461
Office Workers:	2,909
In-house Sales Representatives:	8,808
Collectors:	1,744